Exhibit 2.2
Execution Copy
STOCK PURCHASE AGREEMENT
by and among
McJUNKIN DEVELOPMENT CORPORATION,
MIDWAY-TRISTATE CORPORATION
and
THOSE SHAREHOLDERS LISTED
ON SCHEDULE 1
Dated April 5, 2007

TABLE OF CONTENTS

ARTICLE I	Certain Definitions	2
1.1.	Certain Definitions	2

ARTICLE II	Acquisition of Company Stock	8
2.1.	Acquisition of Company Stock	8
2.2.	Purchase Price	8
2.3.	Adjustment to Purchase Price	8
2.4.	Closing	10
2.5.	Withholding	11

ARTICLE III	Representations and Warranties of the Shareholders	11
3.1.	Ownership; Authorization of Transaction	11
3.2.	No Conflicts	11

ARTICLE IV	Representations and Warranties of the Company and the Shareholders	12
4.1.	Authorization of Transaction	12
4.2.	Corporate Organization; Authority	12
4.3.	Capitalization; Debt	12
4.4.	Brokers’ Fees	13
4.5.	Subsidiaries and Investments	13
4.6.	No Conflicts	13
4.7.	Financial Statements	13
4.8.	Absence of Certain Changes	14
4.9.	Compliance with Laws	14
4.10.	Litigation	14
4.11.	Tax Matters	15
4.12.	Assets	16
4.13.	Real Property	16
4.14.	Related Party Transactions	17
4.15.	Contracts	17
4.16.	Insurance	19
4.17.	Employees; Benefits	19
4.18.	Intellectual Property Rights	21
4.19.	Books and Records	22
4.20.	Suppliers and Customers	22
4.21.	Environmental Matters	22
4.22.	Power of Attorney	23
4.23.	Product Warranty and Product Liability	23
4.24.	Purchase and Sale Agreements	23
4.25.	Escheat Property	23

ARTICLE V	Representations and Warranties of Buyer	23
5.1.	Organization	23

5.2.	Authorization of Transaction	23
5.3.	No Conflicts	24
5.4.	Financing	24

ARTICLE VI	Covenants	24
6.1.	Reasonable Efforts; Notification	24
6.2.	Conduct of the Business	25
6.3.	Access	27
6.4.	Notification of Certain Matters	28
6.5.	Certain Shareholder Restrictions	28
6.6.	Shareholder Non-Compete and other Agreements	28
6.7.	Shareholders’ Post-Closing Confidentiality Obligation	28
6.8.	Release of Claims by Shareholders	29
6.9.	Taxes	29
6.10.	Director Resignations	32
6.11.	Distribution of Assets	32
6.12.	Parachute Payments	32
6.13.	Severance Payments	32
6.14.	Termination of Midway-Tristate Corporation Employees’ Savings Plan	33
6.15.	Norton Arrangement	33
6.16.	Escrow Agreement; Debt Pay-Off Letters	33
6.17.	Settlement Agreement Waiver and Release	33

ARTICLE VII	Conditions to Closing	33
7.1.	Conditions to Each Party’s Obligations	33
7.2.	Conditions to the Obligations of the Shareholders	34
7.3.	Conditions to the Obligations of Buyer	34

ARTICLE VIII	Termination	36
8.1.	Termination	36
8.2.	Effect of Termination	37

ARTICLE IX	Survival and Indemnification	37
9.1.	Survival	37
9.2.	Indemnification by Buyer	38
9.3.	Indemnification by Shareholders	38
9.4.	Limitations on Rights of Indemnitees	39
9.5.	Procedure	40
9.6.	Indemnification Payments as Purchase Price Adjustment	42
9.7.	No Materiality	42
9.8.	No Investigation of the Company	42
9.9.	Non-Exclusivity	42

ARTICLE X	Miscellaneous	42
10.1.	Press Releases and Public Announcements	42
10.2.	No Third Party Beneficiaries	42
10.3.	Entire Agreement	42

10.4.	Succession and Assignment	42
10.5.	Expenses	43
10.6.	Headings	43
10.7.	Notices	43
10.8.	Governing Law	44
10.9.	Amendments and Waivers	44
10.10.	Severability	44
10.11.	Construction	44
10.12.	Specific Performance	45
10.13.	Jurisdiction; Court Proceedings; Waiver of Jury Trial	45
10.14.	Attorneys’ Fees	45
10.15.	Representative	45
10.16.	No Presumption Against Drafting Party	46
10.17.	Signatures	46

Index of Defined Terms

Accounting Firm	2.3(b)(ii)
Actual Adjustment	1.1
Affiliate	1.1
Agreement	Preamble
Ancillary Documents	3.1(b)
Associate	1.1
Benefit Plans	1.1
Business Day	1.1
Buyer	Preamble
Buyer 401(k) Plan	6.14
Buyer Indemnitees	9.3(a)
Cap	9.4(a)
Cash and Cash Equivalents	1.1
Closing	2.4
Closing Date	2.4
Code	2.5
Company	Preamble
Company Contract	4.15(a)
Company Contracts	4.15(a)
Company Expenses	1.1
Company Intellectual Property Rights	4.18
Company Stock	Recitals
Compensation for Transfer Payment Date	4.3(c)
Confidential Information	1.1
Consulting Agreement	Recitals
Contract	4.15(a)
Contracts	4.15(a)
Debt	1.1
Debt Amount	1.1
Deductible	9.4(a)
Employee	1.1
Employment Agreement	Recitals
Encumbrances	3.2
Enterprise Value	1.1
Environmental Laws	1.1
ERISA	1.1
Escrow Account	2.3(a)(i)
Escrow Agent	2.3(a)(i)
Escrow Agreement	2.3(a)(i)
Escrow Amount	2.3(a)(i)
Escrow Funds	2.3(a)(i)
Estimated Purchase Price	1.1
Excluded Assets	6.11
February 28 Balance Sheet	4.7
Final Statement of Purchase Price	2.3(b)(ii)

Financial Statements	4.7
GAAP	1.1
Governmental Entity	1.1
Hazardous Substances	1.1
HSR Act	3.2
including	1.1
Indemnitee	9.5(a)
Indemnitor	9.5(a)
Intellectual Property Rights	1.1
Knowledge of the Company	1.1
Laws	1.1
Leased Real Property Interests	4.13(b)
Liabilities	4.7
Litigation	4.10
Loss	9.2
Losses	9.2
Material Adverse Effect	1.1
MSP Parties	6.15
Net Working Capital	1.1
Net Working Capital Adjustment	1.1
Non-Compete Agreement	6.6
Non-Significant Shareholder	1.1
Norton Agreement	6.15
Order	1.1
Outstanding Shares	2.1
Owned Real Property Interests	4.13(a)
Parties	Preamble
Party	Preamble
Permit	4.9
Permits	4.9
Permitted Encumbrances	1.1
Person	1.1
Pre-Closing Period	6.9(a)
Pre-Closing Proceeding	6.9(i)
Product	4.23
Proposed Cash and Cash Equivalents	2.3(b)(i)
Proposed Closing Date Statement of Net Working Capital	2.3(b)(i)
Proposed Company Expenses Calculation	2.3(b)(i)
Proposed Debt Amount Calculation	2.3(b)(i)
Proposed Purchase Price Calculation	2.3(b)(i)
Purchase Price	1.1
Purchase Price Dispute Notice	2.3(b)(ii)
Related Party	1.1
Released Claims	6.8
Released Party	6.8
Representative	10.15(a)

v

Settlement Agreement	4.3(c)
Settlement Agreement Indemnification Escrow Account	2.3(a)(ii)
Settlement Agreement Indemnification Escrow Amount	2.3(a)(ii)
Settlement Agreement Indemnification Escrow Funds	2.3(a)(ii)
Settlement Agreement Waiver and Release	6.17
Severance Payments	6.13
Shareholder	Preamble
Shareholder Indemnitees	9.2
Shareholders	Preamble
Significant Shareholder	1.1
Special Representations	9.4(a)
Straddle Period	6.9(b)
Tax	1.1
Tax Liability Issue	6.9(h)
Tax Return	1.1
Taxes	1.1
Termination Date	8.1(c)
Third Party Claim	9.5(a)
Transfer Tax	1.1
Unaudited Interim Financial Statements	4.7
EXHIBITS

Exhibit A	Net Working Capital
Exhibit B	Form of Escrow Agreement
Exhibit C	Form of Non-Compete Agreement
Exhibit D	Norton Agreement
Exhibit E	Form of Settlement Agreement Waiver and Release

STOCK PURCHASE AGREEMENT
     STOCK PURCHASE AGREEMENT, dated April 5, 2007 (the “Agreement”), by and among McJunkin Development Corporation, a Delaware corporation (“Buyer”), Midway-Tristate Corporation, a New York Corporation (the “Company”), and the holders of all outstanding shares of stock of the Company listed on Schedule 1 (each, a “Shareholder” and, collectively, the “Shareholders”). Buyer, the Company and each of the Shareholders are separately referred to herein as a “Party” and, together, as the “Parties”.
     WHEREAS, Buyer desires to acquire all of the issued and outstanding capital stock of the Company;
     WHEREAS, the Shareholders own, in the aggregate, 83,185 shares of common stock, par value $0.01, of the Company (the “Company Stock”), which represents the entire issued and outstanding capital stock of the Company;
     WHEREAS, Buyer desires to acquire, and the Shareholders desire to sell, the Company Stock upon the terms and subject to the conditions of this Agreement; and
     WHEREAS, the Company has entered into an employment agreement (“Employment Agreement”) or consulting agreement (“Consulting Agreement”) with each of those persons listed on Schedule 2.
     NOW, THEREFORE, in consideration of the premises and the mutual promises herein made, and in consideration of the representations, warranties, covenants and agreements herein contained, the Parties agree as follows:
ARTICLE I
Certain Definitions
     1.1. Certain Definitions. As used in this Agreement, the following terms have the respective meanings set forth below.
     “Actual Adjustment” means (x) the Purchase Price as set forth on the Final Statement of Purchase Price minus (y) the Estimated Purchase Price.
     “Affiliate”, “Affiliated” (or any correlative term) means, with respect to a Person, any Person that, directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person (and, for purposes of this Agreement, the Company shall be considered an Affiliate of each of the Shareholders before the Closing and an Affiliate of Buyer after the Closing).
     “Agreement” shall have the meaning assigned such term in the Preamble.
     “Associate” means, with respect to a Person, (A) any corporation or organization of which such Person is an officer or partner or is directly or indirectly the beneficial owner of 10% or more of any class of equity securities, (B) any trust or other estate in which such Person has a substantial beneficial interest or as to which such Person serves as trustee or in a similar fiduciary capacity, and (C) any relative or spouse of a Person described in clauses (A) or (B) of this definition or any relative of such spouse, who has the same home as such Person.
     “Benefit Plans” means any “employee benefit plans” (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), bonus, pension, profit sharing, deferred compensation, incentive compensation, excess benefit, stock, stock option, employment, severance, termination pay, change in control or other compensation or employee benefit plans, programs, arrangements or agreements currently maintained or contributed to, or required to be maintained or contributed to, by the Company for the benefit of any current or former employees, officers, directors or independent contractors of the Company, each an “Employee” .
     “Business Day” means a day, other than a Saturday or Sunday, on which commercial banks in New York City are open for the general transaction of business.
     “Buyer” shall have the meaning assigned such term in the Preamble.
     “Cash and Cash Equivalents” means the sum of the fair market value (expressed in United States dollars) of all cash and cash equivalents (including marketable securities and short term investments) of the Company as of immediately prior to the Closing, but shall not include any amounts paid or held in escrow to fund payments to be made, under the Settlement Agreement or Settlement Agreement Waiver and Release.
     “Company” means Midway-Tristate Corporation and includes any of its predecessors.
     “Company Expenses” means the sum of (i) the collective amount of the Company’s and the Shareholders’ expenses payable by the Company to Thelen, Reid, Brown, Raysman & Steiner LLP as of the Closing and all other out-of-pocket costs and expenses incurred by the Company or any of the Shareholders and payable by the Company, in each case in connection with the transactions contemplated by this Agreement, plus (ii) any fees payable by the Company to the Shareholders or any Affiliate of the Company, plus (iii) Transfer Taxes, plus (iv) any broker’s, finder’s, investment banker’s, financial adviser’s or similar fee payable by the Company or any of the Shareholders in connection with this Agreement or any of the transactions contemplated hereby, plus (v) any amounts payable by the Company to any officer, director or employee of the Company in the nature of a “change in control”, closing or signing bonus, severance or retention payment or similar payment, including, without limitation, the Severance Payments, as a result of the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, including the Closing, except that any severance or termination payments required to be made to any employees of the Company (other than those persons listed on Schedule 6.10 hereto) by reason of such employees being terminated prior to the Closing at the written request of Buyer shall not be deemed a Company Expense, plus (vi) any amounts arising out of or relating to the Settlement Agreement, including any waiver, amendment or release thereunder (including without limitation, the Settlement Agreement Waiver and Release), plus (vii) all Taxes and expenses arising from, attributable to, or related to the Excluded Assets and the Company’s distribution thereof. Company Expenses shall not include any amounts taken into account in Net Working Capital.
     “Company Stock” shall have the meaning assigned such term in the Recitals.
     “Confidential Information” means all information (whether or not reduced to written, electronic, magnetic or other tangible form) acquired in any way by any Shareholder or the Company during the course of such Person’s affiliation with the Company, concerning the products, services, projects, activities, business or affairs of the Company or its clients or customers, including (i) all information concerning Intellectual Property Rights of the Company, computer programs, system documentation, special hardware, product hardware, related software development, manuals, formulae, processes, methods, machines, compositions, ideas, improvements or inventions, (ii) all sales and financial information, (iii) all independent contractor, client, customer and supplier lists, (iv) all information concerning services, clients, customers, cases, projects or marketing plans for any of those services, clients, customers, cases or projects, and (v) all information relating to the transactions contemplated by this Agreement and the Ancillary Documents. Notwithstanding the foregoing, the term Confidential Information shall not include information that is generally available to the public or becomes generally available to the public other than as a result of a breach by any of the Shareholders of Section 6.7.
     “Debt” means the outstanding principal amount of, all accrued and unpaid interest on and other payment obligations (including any premiums, termination fees, expenses or breakage costs due upon prepayment of or payable in connection with the consummation of the transactions contemplated by this Agreement) in respect of, (i) any indebtedness for borrowed money of the Company, whether or not recourse to the Company, (ii) any obligation of the Company evidenced by bonds, debentures, notes or other similar instruments, (iii) any reimbursement obligation of the Company with respect to letters of credit (including standby letters of credit to the extent drawn upon), bankers’ acceptances or similar facilities issued for the account of the Company, (iv) any obligation of the Company issued or assumed as the deferred purchase price of property or services, (v) any capitalized lease obligation of the Company, and (vi) any obligation of the type referred to in clauses (i) through (v) of this definition of another Person the payment of which the Company has guaranteed or for which the Company is responsible or liable, directly or indirectly, jointly or severally, as obligor, guarantor or otherwise. For the avoidance of doubt, Debt shall not include the lease agreements to be entered into by the Company as contemplated by Section 7.3(m).
     “Debt Amount” means the aggregate amount of Debt outstanding immediately prior to the Closing.
     “Enterprise Value” means $82,500,000.
     “Environmental Laws” means any and all federal, state, local and foreign Laws (including case or common law) relating to human health and safety, the environment or emissions, discharges or releases of pollutants, contaminants, Hazardous Substances or wastes into the environment including, without limitation, ambient air, surface water, ground water, facilities, structures, or land, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of pollutants, contaminants, Hazardous Substances or wastes or the investigation, clean-up or other remediation thereof. Without limiting the generality of the foregoing, “Environmental Laws” include: (i) the Resource Conservation and Recovery Act, 42 U.S.C. § 6901 et seq., as amended; (ii) the Comprehensive Environmental Response, Compensation and Liability Act of 1980, 26 U.S.C. § 4611 and 42 U.S.C. § 9601 et seq., as amended; (iii) the Superfund Amendment and Reauthorization Act of 1984, as amended; and (iv) the Occupational Safety and Health Act of 1976, 29 U.S.C. § 651, as amended, and all rules and regulations promulgated thereunder.
     “Estimated Purchase Price” means a good faith estimate of the Purchase Price, as determined by the Representative three (3) Business Days prior to the Closing based upon the Company’s most recent financial statements as of the date of such estimate while taking into account changes in the Company’s consolidated financial position since the date of such financial statements. In connection with determining the Estimated Purchase Price, the Representative shall (i) use the Enterprise Value, and (ii) estimate (A) the Debt Amount, (B) the amount of Company Expenses, (C) the Net Working Capital Adjustment, and (D) the amount of Cash and Cash Equivalents.
     “GAAP” means United States generally accepted accounting principles and practices as in effect from time to time and applied consistently throughout the periods involved.
     “Governmental Entity” means the government of the United States of America, any other nation or any political subdivision of any of the foregoing, whether state or local, and any agency, authority, instrumentality, regulatory body, court, or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of government.
     “Hazardous Substances” means any substance that is toxic, ignitable,

reactive, corrosive, radioactive, caustic, or regulated or defined as a hazardous substance, contaminant, toxic substance, toxic pollutant, hazardous waste, special waste, or pollutant, including, without limitation, petroleum, its derivatives, by-products and other hydrocarbons, poly-chlorinated bi-phenyls and asbestos regulated under, or which is the subject of, applicable Environmental Laws.
     “including” means including without limitation.
     “Intellectual Property Rights” means and includes all inventions, know-how, logos, marks (including brand names, product names, logos, and slogans), methods, processes, proprietary information, URLs, works of authorship and other forms of technology (whether or not embodied in any tangible form and including all tangible embodiments of the foregoing), and all domestic and foreign patents, trademarks and trade name rights, service marks, copyrights, trade secrets, moral rights and other types of similar proprietary rights and all applications, registrations, renewals and other filings with respect to any of the foregoing.
     “Knowledge of the Company” means the actual knowledge of Michael J. Cetro, Thomas W. Norton or Rick Eischeid, after due inquiry.
     “Laws” means any federal, state, local or foreign law (including the Foreign Corrupt Practices Act of 1977, as amended, and the laws implemented by the Office of Foreign Assets Control, United States Department of Treasury), statute or ordinance, common law, or any rule, regulation, standard, judgment, order, writ, injunction, decree, arbitration award, agency requirement, license or permit of any Governmental Entity.
     “Material Adverse Effect” means an event, change or effect that has had, or would reasonably be expected to have (a) a material adverse effect on the assets, liabilities, business, results of operations or condition (financial or otherwise) of the Company, other than any, event, change or effect resulting from (i) changes in general economic conditions except to the extent such changes have a disproportionate impact on the Company, relative to the other participants in the industries in which the Company operates, (ii) the announcement of this Agreement and the transactions contemplated hereby, or (iii) changes in GAAP applicable to the Company, or (b) a material adverse effect on the ability of the Shareholders or the Company to consummate the transactions contemplated hereby.
     “Net Working Capital” means the net book value of the current assets of the Company, as of immediately prior to the Closing, less the net book value of the current liabilities of the Company, as of immediately prior to the Closing, in each case, without duplication and as determined in a manner consistent with the preparation of the column entitled “adjusted black book” set forth on the March 31 balance sheet of the Company attached on Exhibit A. Notwithstanding the foregoing, in connection with calculating Net Working Capital the rules set forth on Exhibit A shall be taken into account.
     “Net Working Capital Adjustment” means (i) the amount by which Net Working Capital as of immediately prior to the Closing exceeds $36,835,000, or (ii) the amount by which Net Working Capital as of immediately prior to the Closing is less than $36,835,000; provided that any amount which is calculated pursuant to clause (ii) above shall be deemed to be a negative number.
     “Non-Significant Shareholder” shall mean individually each Shareholder and their Related Parties who in the aggregate hold less than 5% of the Company Stock.
     “Order” means any order, injunction, judgment, decree or ruling of any Governmental Entity.
     “Permitted Encumbrances” means (i) liens for Taxes that are not yet due and payable or which are being contested in good faith for which an adequate reserve has been established on the books and records of the Company and (ii) mechanics’, workmen’s, repairmen’s, warehousemen’s, carriers’ or other statutory liens arising or incurred in the ordinary course of business in respect of liabilities that will be paid prior to Closing or included in the Debt Amount or in Net Working Capital.
     “Person” means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, or other entity.
     “Purchase Price” means (i) the Enterprise Value, plus (ii) the Net Working Capital Adjustment (which may be a negative number if the calculation results in a negative number under clause (ii) of the definition of “Net Working Capital Adjustment”), plus (iii) the amount of Cash and Cash Equivalents, minus (iv) the Debt Amount, minus (v) the amount of Company Expenses.
     “Related Party” means (i) any Shareholder or any officer or director of the Company, (ii) any spouse, former spouse, child, parent, parent of a spouse, sibling or grandchild of any of the Persons listed in clause (i) above, and (iii) any Affiliate or Associate of any of the Persons listed in clause (i) or (ii) above, other than the Company.
     “Representative” shall have the meaning assigned such term in Section 10.15 hereof.
     “Severance Payments” shall have the meaning assigned to such term in Section 6.13 hereof.
     “Significant Shareholder” shall mean individually each Shareholder and their Related Parties who in the aggregate hold 5% or more of the Company Stock, which for the avoidance of doubt shall include Michael J. Cetro, John A. Selzer, Maythorpe Holdings Limited and Daniel J. Field.

     “Tax” (and, with correlative meaning “Taxes”) means any federal, state, local or foreign income, gross receipts, property, sales, use, license, excise, franchise, employment, payroll, premium, withholding, alternative or added minimum, ad valorem, escheat, inventory, transfer or excise tax, or any other tax, custom, duty, governmental fee or other like assessment or charge or any kind whatsoever, together with any interest, penalty or addition to tax, imposed by any Governmental Entity whether disputed or not and including any obligations to indemnify or otherwise assume or succeed to the Tax liability of any other Person; and “Tax Return” means any report, return, statement, estimate, declaration, notice, form or other information required to be supplied to a Governmental Entity in connection with Taxes, including any schedule or attachment thereto, and including any amendment thereof.
     “Transfer Tax” means any transfer, real property transfer, documentary, gains, stock transfer and similar Tax.
ARTICLE II
Acquisition of Company Stock
     2.1. Acquisition of Company Stock. Upon the terms and subject to the conditions of this Agreement, at the Closing the Shareholders shall assign, transfer, convey and deliver to Buyer, and Buyer shall acquire from the Shareholders, all of the shares of Company Stock issued and outstanding immediately prior to the Closing (the “Outstanding Shares”) free and clear of all Encumbrances.
     2.2. Purchase Price. The Purchase Price for all of the Outstanding Shares shall be payable by the Buyer as set forth in Section 2.3, subject to the adjustments set forth therein.
     2.3. Adjustment to Purchase Price.
     (a) Estimated Purchase Price. No later than three (3) Business Days prior to the Closing Date, the Representative shall deliver to Buyer a calculation of the Estimated Purchase Price (which Estimated Purchase Price shall be reasonably acceptable to Buyer; provided, that if the Estimated Purchase Price is between $33,385,850 and $36,900,150, then the Estimated Purchase Price shall be deemed to be reasonably acceptable to Buyer). On the Closing Date, Buyer shall pay, or shall cause to be paid, the Estimated Purchase Price as follows:
     (i) An amount in cash equal to $4,125,000 (such amount, the “Escrow Amount” and such cash, the “Escrow Funds”) shall be deposited into an escrow account (the “Escrow Account”), which shall be established pursuant to an escrow agreement (the “Escrow Agreement”), which Escrow Agreement (x) shall be entered into on the Closing Date among the Representative, Buyer and an escrow agent (the “Escrow Agent”) to be mutually agreed upon between the Representative and Buyer and (y) shall be substantially in the form of Exhibit B attached hereto;
     (ii) An amount in cash equal to $9,000,000 (such amount, the

“Settlement Agreement Indemnification Escrow Amount” and such cash, the “Settlement Agreement Indemnification Escrow Funds”) shall be deposited into an escrow account (the “Settlement Agreement Indemnification Escrow Account”), which shall be established pursuant to the Escrow Agreement; and
     (iii) An amount in cash equal to the Estimated Purchase Price minus the Escrow Amount and minus the Settlement Agreement Indemnification Escrow Amount shall be paid by wire transfer of immediately available funds to the Representative, on behalf of the Shareholders, for distribution to the Shareholders in accordance with Schedule 1, in an account to be designated by the Representative in a written notice to Buyer at least three (3) Business Days prior to the Closing, net of applicable withholding taxes, if any.
     (b) Preparation of the Final Statement of Purchase Price.
     (i) As soon as practicable, but no later than sixty (60) days after the Closing Date, Buyer shall prepare and deliver to the Representative the proposed calculation of the Purchase Price (the “Proposed Purchase Price Calculation”) and the components thereof, including (A) a proposed calculation of the Net Working Capital and Net Working Capital Adjustment (the “Proposed Closing Date Statement of Net Working Capital”), (B) a proposed calculation of the amount of Cash and Cash Equivalents (the “Proposed Cash and Cash Equivalents”), (C) a proposed calculation of the Debt Amount (the “Proposed Debt Amount Calculation”), and (D) a proposed calculation of the amount of Company Expenses (the “Proposed Company Expenses Calculation”), and, in each case, the components thereof, together with reasonable supporting detail.
     (ii) If the Representative does not give a written notice of dispute (a “Purchase Price Dispute Notice”) to Buyer within thirty (30) days of receiving the Proposed Purchase Price Calculation, Buyer and the Representative agree that (A) the Proposed Closing Date Statement of Net Working Capital shall be deemed to set forth the Net Working Capital, (B) the Proposed Cash and Cash Equivalents shall be deemed to set forth the Cash and Cash Equivalents, (C) the Proposed Debt Amount Calculation shall be deemed to set forth the Debt Amount, (D) the Proposed Company Expenses Calculation shall be deemed to set forth the Company Expenses and (E) the Proposed Purchase Price Calculation shall be deemed to be final and binding in determining the Purchase Price. If the Representative gives a Purchase Price Dispute Notice to Buyer (which Purchase Price Dispute Notice must set forth, in reasonable detail, the items and amounts in dispute) within such 30-day period, Buyer and the Representative will use commercially reasonable efforts to resolve the dispute during the 30-day period commencing on the date Buyer receives the applicable Purchase Price Dispute Notice from the Representative. Items and amounts not objected to by the Representative shall be deemed resolved. If the Representative and Buyer do not obtain a final resolution within such 30-day period, then the items in dispute shall be submitted immediately to Deloitte & Touche LLP or another nationally-recognized, independent accounting firm reasonably acceptable to the

Representative and Buyer (the “Accounting Firm”). The Accounting Firm shall be required to render a determination resolving the applicable dispute within 45 days after referral of the matter to the Accounting Firm, which determination must be in writing and must set forth, in reasonable detail, the basis therefor. The determination of the Accounting Firm shall be conclusive and binding upon the Representative, the Shareholders and Buyer. Buyer will revise the Proposed Purchase Price Calculation as appropriate to reflect the resolution of any objections thereto pursuant to this Section 2.3(b)(ii). The “Final Statement of Purchase Price” shall mean the Proposed Purchase Price Calculation together with any revisions thereto pursuant to this Section 2.3(b)(ii).
     (iii) In the event the Representative and Buyer submit any unresolved objections to the Accounting Firm for resolution as provided in Section 2.3(b)(ii), the responsibility for the fees and expenses of such Accounting Firm shall be paid by Buyer, on the one hand, and the Representative on behalf of the Shareholders, on the other hand, in inverse proportion (based on value) as Buyer and the Representative prevail on any disputed matters, as determined by the Accounting Firm.
     (iv) Buyer will make the Company’s financial records available to the Accounting Firm and the Representative and its accountants, if any, and other representatives at reasonable times at any time during the review by the Representative and/or the Accounting Firm, as the case may be, of, and the resolution of any objections with respect to, the Proposed Purchase Price Calculation.
     (c) Adjustment to Estimated Purchase Price.
     (i) If the Actual Adjustment is a positive amount, Buyer will pay, or cause to be paid, to the Representative on behalf of the Shareholders for distribution to the Shareholders in accordance with Schedule 1, such positive amount, net of applicable withholding taxes, if any, by wire transfer or delivery of other immediately available funds, in each case, within three (3) Business Days after the date on which the Purchase Price is finally determined pursuant to Section 2.3(b).
     (ii) If the Actual Adjustment is a negative amount, Buyer and the Representative will instruct the Escrow Agent to pay to Buyer such negative amount, net of applicable withholding taxes, if any, from the Escrow Funds by wire transfer or delivery of other immediately available funds, in each case, within three (3) Business Days after the date on which the Purchase Price is finally determined pursuant to Section 2.3(b). If the Escrow Funds are insufficient to pay such negative amount, the Shareholders shall pay Buyer the amount of any shortfall pro-rata based on their equity interests in the Company as reflected on Schedule 1.
     2.4. Closing. Subject to the provisions of Article VII, the closing of the transactions contemplated by this Agreement (the “Closing”) and all actions specified in this Agreement to occur at the Closing shall take place at the offices of Fried, Frank, Harris, Shriver & Jacobson LLP, One New York Plaza, New York, New York at 9:00 a.m., New York time, on the fifth Business Day immediately following the day on which the last of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions) are satisfied or waived in accordance with this Agreement, or on such other date as Buyer and the Representative shall agree (the date on which the Closing takes place, the “Closing Date”).
     2.5. Withholding. Notwithstanding anything in this Agreement to the contrary, Buyer shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement (including, without limitation, the distribution of the Excluded Assets as provided in Section 6.11) such amounts as Buyer or the Company is required to deduct and withhold with respect to the making of such payment or distribution under the Internal Revenue Code of 1986, as amended (the “Code”), or any provision of state, local or foreign Tax law. To the extent that amounts are so withheld and paid over to the appropriate taxing authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.
ARTICLE III
Representations and Warranties of the Shareholders
     Each Shareholder, severally and not jointly, represents to Buyer, as follows:
     3.1. Ownership; Authorization of Transaction. (a) Schedule 1 accurately sets forth the number of shares of Company Stock owned of record and beneficially by such Shareholder. Such Company Stock is owned by such Shareholder free and clear of any Encumbrances.
     (b) Such Shareholder has full power and authority to execute and deliver this Agreement and each agreement, certificate or other instrument executed or to be executed in connection with this Agreement, including the Escrow Agreement (which shall be executed by the Representative in his capacity as the true and lawful agent and attorney-in-fact of each of the Shareholders) (the “Ancillary Documents”) to which such Shareholder is a party and to perform such Shareholder’s obligations hereunder and thereunder. This Agreement and each Ancillary Document to which such Shareholder is a party constitute, or upon execution will constitute, a valid and legally binding obligation of such Shareholder, enforceable against such Shareholder in accordance with their respective terms, except as limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or similar Laws affecting the enforcement of creditors’ rights.
     3.2. No Conflicts. With the exception of any filing required, if any, under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (“HSR Act”), and except as set forth on Schedule 3.2, the execution and the delivery of this Agreement and the Ancillary Documents to which such Shareholder is a party and the consummation of the transactions contemplated hereby and thereby will not (a) violate any Law or Order to which such Shareholder is subject, (b) result in the creation or imposition of any mortgage, pledge, lien, encumbrance, claim, charge, security interest, or other restriction (“Encumbrances”) upon the Company Stock owned of record and beneficially by such Shareholder, or (c) require such Shareholder to give any notice to, make any filing with, or obtain any authorization, consent or approval of, any Person.
ARTICLE IV
Representations and Warranties of the Company and the Shareholders
     The Company and each of the Significant Shareholders, jointly and severally, represent and warrant to Buyer, as follows:
     4.1. Authorization of Transaction. The Company has full power and authority to execute and deliver this Agreement and each Ancillary Document to which it is a party and to perform its obligations hereunder and thereunder, and the execution, delivery and performance by the Company of this Agreement and the Ancillary Documents to which it is a party have been duly authorized by all necessary corporate action on the part of the Company. This Agreement and each Ancillary Document to which the Company is a party constitute, or upon execution will constitute, a valid and legally binding obligation of the Company, enforceable against the Company in accordance with their respective terms, except as limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or similar Laws affecting the enforcement of creditors’ rights.
     4.2. Corporate Organization; Authority. The Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of New York, and has all requisite corporate power and authority to own, lease and operate the assets owned, leased and operated by it and to carry on its business as currently being conducted. The Company is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the assets owned, leased or operated by it or the nature of the business conducted by it makes such licensing or qualification necessary, except in such jurisdictions where the failure to be so duly qualified or licensed or in good standing, individually or in the aggregate, has not had or would not reasonably be expected to have a Material Adverse Effect. The Company has delivered to Buyer complete and correct copies of its certificate of incorporation and bylaws as in effect on the date of this Agreement. Listed on Schedule 4.2 is each jurisdiction in which the Company is qualified to do business and in good standing.
     4.3. Capitalization; Debt. (a) The authorized capital stock of the Company consists of (i) 800,000 shares of common stock, par value $0.01, of which there are 83,185 shares issued and outstanding and owned by the Persons listed on Schedule 1, and (ii) 200,000 shares of preferred stock, par value $0.01, of which no shares are issued and outstanding. All of the outstanding shares of Company Stock have been duly authorized and validly issued, are fully paid and nonassessable and are not subject to any preemptive rights. Except as set forth on Schedule 1, there are no outstanding (A) shares of capital stock or other securities of the Company, (B) options, warrants, stock appreciation rights or other rights to acquire from the Company, or to cause the Company to issue, any capital stock or other securities, (C) phantom stock rights, stock appreciation rights or other equity related rights of the Company, or (D) Contracts, whether or not the Company is a party thereto, obligating or permitting the Company to issue, or to redeem or purchase, or otherwise pertaining to, any shares of capital stock or other securities of the

Company. Upon the Closing, Buyer will own all of the Outstanding Shares, and such ownership will be free and clear of any Encumbrances.
     (b) Schedule 4.3(b) sets forth a complete and current list of all outstanding Debt of the Company as of February 28, 2007. Except as set forth on Schedule 4.3(b), the Company has not incurred, assumed or guaranteed any Debt, nor is a party to a Company Contract which obligates it to incur, assume or guarantee any Debt or which provides for the imposition of any Encumbrance on any of its assets, tangible or intangible.
     (c) The Company has provided Buyer with all documentation relating to the Settlement Agreement dated as of September 11, 2006 between the Company, John A. Selzer, United States Small Business Administration as Receiver of Sterling/Carl Marks Capital Inc. and CMNY Capital II, LP (“Settlement Agreement”). The Company paid in full the Compensation for Transfer (as defined in the Settlement Agreement) to United States Small Business Administration as Receiver of Sterling/Carl Marks Capital Inc. and CMNY Capital II, LP on October 3, 2006 (“Compensation for Transfer Payment Date”).
     4.4. Brokers’ Fees. Except as set forth on Schedule 4.4, neither the Company nor any of the Shareholders has any liability or obligation to pay any finder’s, investment banking or other fees or commissions to any broker, finder, or agent with respect to any of the transactions contemplated by this Agreement or the Ancillary Documents.
     4.5. Subsidiaries and Investments. The Company does not have any equity interest or other equity or debt investment in, or possesses any right or obligation to purchase any equity interests or other equity or debt investment in, any Person.
     4.6. No Conflicts. With the exception of any filing required under the HSR Act, if any, and except as set forth on Schedule 4.6, the execution and the delivery of this Agreement and the Ancillary Documents to which the Company or any of the Significant Shareholders is a party and the consummation of the transactions contemplated hereby and thereby will not (a) violate any Law or Order to which the Company is subject, (b) result in the creation or imposition of any Encumbrance upon the assets of the Company, or (c) conflict with, result in a breach of, constitute a default under, result in any loss of or any acceleration of any rights or obligations under, create in any party the right to accelerate, terminate, modify or cancel, or give rise to any payments or compensation under, any Company Contract, Permit, Order, or the certificate of incorporation or bylaws of the Company. The Company is not the beneficiary of, or exempt from, any Law, Order or Permit because of a “grandfather clause” that will not be available to it following the Closing.
     4.7. Financial Statements. Attached hereto as Schedule 4.7 are the following financial statements of the Company (collectively, the “Financial Statements”): (x) the audited balance sheet of the Company and the audited statements of income, cash flows and shareholders’ equity of the Company as of and for the years ended July 31, 2004, July 31, 2005 and July 31, 2006 and the reports thereon delivered by Rehmann Robson Certified Public Accountants; and (y) the unaudited balance sheet of the Company (the “February 28 Balance Sheet”) and the unaudited statements of income, cash flows and shareholders’ equity of the Company as of and for the seven-month period ended February 28, 2007 (together with the February 28 Balance Sheet, the

“Unaudited Interim Financial Statements”). The Financial Statements (i) have been prepared in accordance with GAAP applied on a consistent basis, (ii) fairly present in all material respects the financial condition of the Company as of such dates and the results of operations, shareholders’ equity and cash flows of the Company for such periods (subject, in the case of the Unaudited Interim Financial Statements, to normal year end adjustments consistent with past practice which are not, individually or in the aggregate, material, and the absence of footnotes), (iii) are correct and complete in all material respects, and (iv) are consistent with the books and records of the Company. The Company has received unqualified audit opinions from Rehmann Robson Certified Public Accountants with respect to each of the audited Financial Statements described in clause (x) of this Section 4.7. Except as set forth on Schedule 4.7, the Company has no liabilities or obligations of any kind, whether accrued, absolute, fixed or contingent (together the “Liabilities”), except for (A) Liabilities set forth or reserved against on the February 28 Balance Sheet (in the amount or of the magnitude so set forth or reserved against), and (B) Liabilities arising in the ordinary course of business since February 28, 2007 (none of which is a result of a breach of Contract or violation of Law) which, individually or in the aggregate, have not had or would not reasonably be expected to have a Material Adverse Effect.
     4.8. Absence of Certain Changes. Since July 31, 2006, the Company has operated only in the ordinary course of business consistent with past practices, and there has not been any event, change, action, failure to act or transaction which, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect. Except as set forth on Schedule 4.8, since July 31, 2006, the Company has not taken any actions which, had such actions occurred after the date of this Agreement, would have breached any of the covenants contained in Section 6.2.
     4.9. Compliance with Laws. To the Knowledge of the Company, the Company has been and is in compliance with all applicable Laws (which compliance includes the possession by the Company of all material authorizations, licenses, permits, exemptions, certificates and approvals of any Governmental Entity (each a “Permit” and, collectively, “Permits”) required under applicable Law, all of which are in full force and effect, and the Company has been and is in compliance with the terms and conditions thereof), and to the Knowledge of the Company no event has occurred and no circumstance exists that (with or without notice or lapse of time) would result in the Company failing to be in compliance in any material respect with any Law or would result in the suspension or revocation of any Permit. Schedule 4.9 sets forth a complete and accurate list of all material Permits held by the Company. During the last five (5) years, the Company has not received any written communication that alleges that the Company, or any agent thereof, is, or may be, in violation of, or has, or may have any material liability under, any Laws which has not been resolved.
     4.10. Litigation. Neither the Company nor any of the Shareholders (a) is subject to any Order, or (b) is a party to or the subject of, or, to the Knowledge of the Company, threatened to be made a party to or the subject of, any claim, action, suit, proceeding, hearing, audit or investigation in, by or before any Governmental Entity or any arbitrator (“Litigation”). Except as set forth on Schedule 4.10, since July 31, 2003 the Company has not been a party to any Litigation that has been settled, dismissed or resolved. There is no Litigation pending, or to the Knowledge of the Company, threatened, against or involving any director, officer or employee in connection with such Person’s relationship with, or actions taken by such Person on behalf of, the

Company.
     4.11. Tax Matters. (a) The Company has duly and timely filed all Tax Returns required to be filed by them, and all such Tax Returns are true, complete and correct in all material respects. The Company has paid all Taxes due and owing by the Company (whether or not shown on any Tax Return). The February 28 Balance Sheet reflects adequate accruals for all Taxes payable by the Company for all taxable periods and portions thereof through February 28, 2007. Except as set forth on Schedule 4.11(a), since February 28, 2007, the Company has not incurred any liability for Taxes arising from extraordinary gains or losses, as that term is used in GAAP, outside the ordinary course of business consistent with past custom or practice.
     (b) The Company has complied in all material respects with all applicable Laws relating to the payment and withholding of Taxes and has, within the time and in the manner prescribed by applicable Laws, withheld and paid over to the proper Governmental Entity all amounts required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party.
     (c) Except as set forth on Schedule 4.11(c), (i) no deficiencies for any Taxes have been proposed, asserted or assessed against the Company, and no Significant Shareholder or officer or director (or employee responsible for Tax matters) of the Company has knowledge relating to any such deficiency or otherwise expects any Governmental Entity to assess any additional Taxes for any period for which Tax Returns have been filed, (ii) no Governmental Entity is conducting or proposing to conduct an audit or administrative or judicial proceeding with respect to Taxes or any Tax Returns of the Company, (iii) no extension or waiver of the statute of limitations with respect to Taxes or any Tax Return has been granted by the Company, which remains in effect, (iv) the Company is not a party to or bound by any Contract to allocate, share or indemnify another party for Taxes, (v) all Tax deficiencies which have been proposed, asserted or assessed against the Company have been fully paid or finally settled, and no issue has been raised in any examination by a taxing authority which, by application of similar principles, could be expected to result in the proposal or assertion of a Tax deficiency against the Company for another year not so examined, (vi) no power of attorney has been granted by or with respect to the Company with respect to any matter relating to Taxes which remains in effect, (vii) the Company has not received notice of a claim by any Governmental Entity in any jurisdiction where the Company does not file Tax Returns that the Company is or may be subject to taxation by that jurisdiction and (viii) the Company has not been a member of an affiliated group filing a consolidated federal income Tax Return, and the Company is not liable for the Taxes of any Person under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor, by contract, or otherwise.
     (d) Schedule 4.11(d) sets forth the taxable years of the Company as to which the respective statutes of limitations with respect to Taxes have not expired and, with respect to such taxable years, those years for which examinations have been completed, those years for which examinations are presently being conducted, those years for which examinations have not been initiated and those years for which required Tax Returns have not yet been filed.
     (e) The Company will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: change in method of accounting for a taxable period ending on or prior to the Closing Date; “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law) executed on or prior to the Closing Date; intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law); installment sale or open transaction disposition made on or prior to the Closing Date; or prepaid amount received on or prior to the Closing Date.
     (f) The Company is not and has never been a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code.
     (g) The Company (i) has not taken any deduction or received any Tax benefit arising from participation in a tax shelter as defined for purposes of Section 6111(c) of the Code, and (ii) has not participated in a reportable transaction as defined in Treasury Regulation Section 1.6011-4(b) and (c)(3) or any analogous or similar state, local, or foreign Law.
     (h) There are no liens for Taxes (other than Taxes not yet due and payable) upon any of the assets of the Company.
     (i) Schedule 4.11(i) sets forth, as of July 31, 2006, the approximate net operating loss carryforward of the Company for U.S. federal income Tax purposes. Except as set forth on Schedule 4.11(i), the Company is not subject to any restriction or limitation (including, without limitation, a restriction or limitation imposed under Section 382, 383 or 384 of the Code) on its ability to utilize such net operating loss carryforward.
     (j) Except as set forth on Schedule 4.11(j), the Company has not constituted a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock, occurring within the past two years, that was intended to qualify for tax-free treatment under Section 355 of the Code.
     (k) The Company has made available to Buyer true, correct and complete copies of all federal income Tax Returns and all other Tax Returns, examination reports, and statements of deficiencies assessed against or agreed to by the Company that have been filed or received since December 31, 2004.
     (l) Each material Tax election made by the Company has been timely and properly made.
     4.12. Assets. Except as set forth on Schedule 4.12, the Company owns and has good and valid title, free and clear of Encumbrances (other than Permitted Encumbrances), to all of its assets, and such assets are adequate and sufficient for the continuing conduct of the business of the Company as currently conducted. All physical assets included in any of the assets of the Company are in good operating condition and repair, subject to normal wear and tear occurring in the ordinary course of business.
     4.13. Real Property. (a) Schedule 4.13(a) sets forth a true and complete list of all real property owned by the Company (the “Owned Real Property Interests”). With respect to each of the Owned Real Property Interests listed and described on Schedule 4.13(a), (i) the Company has good and marketable fee simple title, free and clear of Encumbrances (other than Permitted Encumbrances), (ii) except as set forth on Schedule 4.13(a), the Company has not leased or otherwise granted to any Person the right to use or occupy such Owned Real Property Interest or any portion thereof, and (iii) other than the rights of Buyer pursuant to this Agreement, there are no unrecorded options, rights of first offer or rights of first refusal to purchase such Owned Real Property Interest or any portion thereof or interest therein.
     (b) Schedule 4.13(b) includes a true and complete list of all leases, subleases, or other occupancies used by the Company or to which the Company is a party (the “Leased Real Property Interests”). Each of the Leased Real Property Interests is in full force and effect, free and clear of any Encumbrances (other than Permitted Encumbrances), and there is no default by the Company in respect of any such Leased Real Property Interests.
     4.14. Related Party Transactions. (a) Except as set forth on Schedule 4.14(a), no Shareholder or other Related Party (i) has any interest in any property (real, personal, or mixed and whether tangible or intangible), used in or pertaining to the business of the Company as currently conducted, (ii) owns, of record or as a beneficial owner, an equity interest or any other financial or a profit interest in a Person that has had business dealings or a material financial interest in any transaction with the Company, or (iii) is a party to any Contract with, or has any claim or right against, the Company (except for employment and similar Contracts and claims thereunder or under any Benefit Plan).
     (b) Except as set forth on Schedule 4.14(b), the Company is not indebted, directly or indirectly, to any Person who is a Related Party in any amount whatsoever, other than for salaries for services rendered or reimbursable business expenses, nor is any such Related Party indebted to the Company, except for advances made to employees of the Company in the ordinary course of business to meet reimbursable business expenses anticipated to be incurred by such obligor.
     4.15. Contracts. (a) Schedule 4.15 sets forth each contract, agreement, commitment, arrangement or understanding, written or oral (each, a “Contract” and, collectively, “Contracts”), to which the Company is a party or by which the Company or any of its properties or assets is or may be bound (each, a “Company Contract” and, collectively, “Company Contracts”):
     (i) for the lease from or to any Person of any real property;
     (ii) for the lease of personal property under which the Company is the lessee and is obligated to make payments of more than $25,000 per annum;
     (iii) which concerns a partnership or joint venture with any Person;
     (iv) which is a marketing, sales, advertising or distribution agreement relating to the Products or the Company’s service offerings;
     (v) which restricts the conduct of any business by the Company or any of its Affiliates, or any geographic area in which the Company or any of its Affiliates may conduct business or the ability of the Company or any of its

Affiliates to solicit for hire or to hire any Person;
     (vi) which obligates any Person to maintain confidentiality of information relating to the Company or any of its Affiliates or obligates the Company or any of its Affiliates to maintain confidentiality of information relating to any Person;
     (vii) which constitutes a license, sublicense or permission in respect of, or grants any right to use or practice any rights under, any intellectual property, whether the Company is the licensee or licensor thereunder, or for the development or acquisition of intellectual property;
     (viii) which is a stock purchase agreement, asset purchase agreement or other acquisition or divestiture Contract entered into by the Company during the past five (5) years or contains any indemnification provision that is currently in effect;
     (ix) with respect to the lending or investing of funds by the Company to or in any Person other than the Company;
     (x) which relates to any Litigation that was pending against the Company at any time during the last five years;
     (xi) which is a Company Contract not otherwise required to be disclosed by this Section 4.15, requiring payments after the date hereof to or by the Company of $25,000 or more over the life of the Company Contract, other than customer purchase orders entered into in the ordinary course of business;
     (xii) which was not entered into in the ordinary course of business; or
     (xiii) which, individually or with all other Company Contracts of the same type or with the same or Affiliated parties (whether or not required to be disclosed under any of the other clauses of this Section 4.15), is material to the Company irrespective of amount.
     (b) The Company has made available to Buyer complete and correct copies of each written Company Contract (including all amendments thereto) and a summary of the material terms of each oral Company Contract (or a copy of written terms proposed for Company Contracts not executed but in which performance has begun) required to be listed in Schedule 4.15. All of the Company Contracts are valid and legally binding obligations of the Company, enforceable against the Company in accordance with their respective terms, except as limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or similar Laws affecting the enforcement of creditors’ rights and, neither the Company, nor, to the Knowledge of the Company, any other party to any Company Contract is in breach or default thereunder, and to the Knowledge of the Company, no event has occurred which, with notice or lapse of time or both would constitute a breach or default thereof, require indemnification by the Company thereunder, or permit termination or modification thereof or acceleration thereunder.

     4.16. Insurance. Schedule 4.16 contains a true and complete list of all policies of excess loss, fire, liability, production, completion bond, workmen’s compensation and other forms of insurance currently in effect or in effect at any time since July 31, 2003 covering any of the assets, business, officers, directors or employees of the Company. All current insurance policies are in full force and effect and all premiums with respect thereto covering all periods up to and including the Closing Date have been paid or will be paid prior to the Closing. Such policies (i) are sufficient for compliance with all requirements of Law and of all Company Contracts, (ii) provide insurance coverage for the assets and business of the Company consistent with the coverage customarily maintained by similarly situated companies, (iii) cover the respective policy periods set forth in Schedule 4.16, and (iv) will not in any way be affected by, or terminate or lapse by reason of, the transactions contemplated by this Agreement and the Ancillary Documents. During the last three years, the Company has not been refused any insurance, nor has its coverage been limited by any insurance carrier. The Company has timely filed all claims for which they are seeking payment or other coverage under any of their insurance policies. The Company has not received any notice of increase in premiums with respect to, or any notice of cancellation or non-renewal of, any of its current insurance policies, and the Company has not made any claim against an insurance policy as to which the insurer is denying coverage or defending the claim under a reservation of rights.
     4.17. Employees; Benefits. (a) Schedule 4.17(a)(i) sets forth a list of all Benefit Plans. The Company does not have any Contract, whether legally binding or not, to maintain or modify any Benefit Plan, or to establish any other compensation or employee benefit plan, program, agreement or arrangement. The Company has delivered to Buyer complete and correct copies of each material Benefit Plan. Except as set forth on Schedule 4.17(a)(ii), each Benefit Plan may be amended, terminated or otherwise discontinued at the will of the Company without any liability for such amendment, termination or discontinuance other than for the payment of benefits accrued through the date thereof. The Company has no present intention to materially amend, suspend, terminate or otherwise modify any Benefit Plan in a manner that would adversely change benefits (or the level thereof) thereunder. Since January 1, 2006, there has not been any amendment or change in interpretation relating to any Benefit Plan which would, individually or in the aggregate, materially increase the aggregate cost to the Company of such Benefit Plan.
     (b) Except as set forth on Schedule 4.17(b), the Company is not and has not ever been (i) a member of a “controlled group of corporations,” under “common control” or an “affiliated service group” within the meaning of Section 414(b), (c) or (m) of the Code, (ii) required to be aggregated under Section 414(o) of the Code or (iii) under “common control,” within the meaning of Section 4001(a)(14) of ERISA, or any regulations promulgated or proposed under any of the foregoing Sections, in each case with any other entity.
     (c) Each Benefit Plan has been administered in material compliance with the terms thereof and all applicable Laws (including, without limitation, (i) provisions relating to the timely making of contributions, premiums and payments, and (ii) the prohibited transaction provisions of Section 406 of ERISA and Section 4975 of the Code). Each Benefit Plan which is an “employee pension benefit plan” (within the meaning of Section 3(2) of ERISA) and which is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter for such determination from the Internal Revenue Service, and no circumstances exist which could reasonably be expected to adversely affect such qualification. Each Benefit Plan that is required to be registered or approved by a Governmental Entity has been registered with, or approved by, such Governmental Entity and has been maintained in accordance with such registration or approval requirements.
     (d) No Benefit Plan is subject to Title IV of ERISA or Section 412 of the Code, and no Benefit Plan is a “multiemployer plan” (as defined in Section 3(37) of ERISA). The Company has never participated in a voluntary employees beneficiary association, as defined in Section 501(c)(9) of the Code nor has it participated in a “multiemployer plan”.
     (e) Except as set forth on Schedule 4.17(e), with respect to any Benefit Plan that provides medical, health, life insurance or other, similar benefits, (i) no such Benefit Plan provides benefits beyond termination of employment or retirement other than coverage mandated by statute, and (ii) claims under each such Benefit Plan (x) are subject to contracts of insurance or (y) are subject to contracts with one or more health maintenance organizations, in the case of each of (x) and (y) pursuant to which one or more entities other than the Company bear the liability for such claims. Each insurance contract relating to any Benefit Plan is valid and enforceable, and, to the Knowledge of the Company, there is no ground on which the insurer might avoid liability thereunder.
     (f) Except as set forth on Schedule 4.17(f), the execution and delivery of, and performance of the transactions contemplated by this Agreement or any Ancillary Document will not (either alone or upon the occurrence of any additional or subsequent events) (i) constitute an event under any Benefit Plan that will or is reasonably likely to result in any payment (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any employee of the Company, or (ii) result in the triggering or imposition of any restrictions or limitations on the right of the Company or Buyer to cause any such Benefit Plan to be amended or terminated (or which would result in any adverse consequence for so doing). Except as set forth on Schedule 4.17(f), no payment or benefit that will or may be made by the Company with respect to any employee of the Company under any Benefit Plan in connection with the transactions contemplated by this Agreement will be characterized as an “excess parachute payment” within the meaning of Section 280G(b)(1) of the Code.
     (g) The Company (i) is not delinquent in payments to any of its employees for any wages, salaries, commissions, bonuses or other direct compensation for any services performed by such employee or for reimbursement of expenses, and (ii) is in compliance in all material respects with all applicable Laws respecting employment, employment practices, labor, employment discrimination, civil rights, safety and health workers’ compensation, pay equity, classification of employees, the collection and payment of withholding and/or social security taxes, terms and conditions of employment and wages and hours. Except as set forth in Schedule 4.17(g), (w) the Company is not a party to any collective bargaining agreement covering any current or former employees of any of them; (x) there is no unfair labor practice complaint or charge against the Company pending or, to the Knowledge of the Company, threatened before the National Labor Relations Board or similar body of any other Governmental Entity; (y) there is no labor strike, dispute, slowdown or stoppage pending or, to the Knowledge of the Company, threatened against or affecting the Company and there has been no such job action during the past three years; and (z) no representation question exists respecting the employees of the

Company, and, to the Knowledge of the Company, there are no current organizing activities among the employees of the Company. Without limiting the generality of this Section 4.17(g), to the Knowledge of the Company, any individual who performs services for the Company and who is not classified as an employee by the Company is not an employee for purposes of (i) payments of wages and related withholding of Taxes, or (ii) participation in any Benefit Plan.
     (h) The Company does not have any liability for payments or benefits due as a result of any “mass layoff” or “employment loss” (as each is defined in the Worker Adjustment and Restraining Notification Act of 1988) which has not been satisfied in full; nor has the Company been affected by any transaction or engaged in layoffs or employment terminations sufficient in number to trigger application of any similar state or local Law.
     (i) There are no written personnel policies or employee handbooks applicable to employees of the Company other than those set forth on Schedule 4.17(i). Complete and correct copies of such written personnel policies and employee handbooks have heretofore been delivered to Buyer.
     (j) Except as set forth on Schedule 4.14(b) or Schedule 4.17(j), there are no outstanding notes payable from, accounts receivable from, or advances by the Company to, and the Company is not otherwise a creditor of, any employee of the Company, other than compensation advances in the ordinary course of business.
     4.18. Intellectual Property Rights. The Company owns or has the right to use all Intellectual Property Rights used in the conduct of the business of the Company as currently conducted, including, without limitation, the ownership or right to use the name “Midway,” as its, or as a part of its, trade name, corporate name, brand name, d/b/a name, trademark, service mark or any other identifier of source or goodwill, in connection with the operation of its business, as currently conducted, without conflict with rights of other Persons (“Company Intellectual Property Rights”), and all such Company Intellectual Property Rights owned by the Company are free and clear of all Encumbrances (other than Permitted Encumbrances). Neither the execution or delivery of this Agreement, nor the consummation of the transactions contemplated hereby will alter or impair the Company Intellectual Property Rights or, with or without notice or lapse of time, result in, or give any other Person the right or option to cause or declare, a breach or termination of, or cancellation or reduction in rights of the Company under, any Contract providing for the license of any Intellectual Property Right to the Company. The Company has taken all commercially reasonable steps to protect and maintain the Company Intellectual Property Rights, including by obtaining enforceable assignment and confidentiality agreements from any employee or consultant that could reasonably be expected to create Company Intellectual Property Rights. To the Knowledge of the Company, no Person is infringing or otherwise violating the Company Intellectual Property Rights. Schedule 4.18 lists all Company Intellectual Property Rights owned by the Company that are patents, and applications therefor, registered trademarks, trade names, service names and service marks, logos and trade dress and applications therefor, and copyright registrations and applications therefor. To the Knowledge of the Company, the Company is not infringing or otherwise violating the Intellectual Property Rights of any other Person. Except as set forth on Schedule 4.18, since March 1, 2001, the Company has not received any written notice alleging that the Company is infringing upon or otherwise violating the Intellectual Property Rights of any Person, and to the Knowledge of the

Company, there are no facts that would support any such allegation. Except as set forth on Schedule 4.18, the Company is not a party to any action, suit or other proceeding relating to Intellectual Property Rights.
     4.19. Books and Records. The books and records of the Company have been maintained in accordance with sound business practices, including the maintenance of an adequate system of internal controls, and fairly and accurately reflect, in all material respects, on a basis consistent with past periods and throughout the periods involved, (i) the financial position of the Company, and (ii) all transactions of the Company. The minute books of the Company, complete and correct copies of which have been delivered to Buyer, contain complete and correct records of all meetings held of, and corporate actions taken by, the shareholders, the board of directors, and committees, if any, of the board of directors of the Company, as applicable, and no meeting of any such shareholders, board of directors or committees has been held for which minutes have not been prepared and are not contained in such minute books.
     4.20. Suppliers and Customers. Schedule 4.20 contains a list of the top twenty (20) suppliers of the Company and the top twenty (20) customers of the Company in each case for the seven (7) month period ending February 28, 2007. Since July 31, 2003, there has been no termination, cancellation or threatened termination or cancellation of, or any modification in, or any dissatisfaction with, or adverse change in, the business relationship of the Company with any supplier, vendor, customer or client of the Company listed on Schedule 4.20, except for such occurrences in the ordinary course of business which, individually or in the aggregate, have not had or would not reasonably be expected to have a Material Adverse Effect. To the Knowledge of the Company there exists no threatened termination or cancellation of, or any modification in, or any dissatisfaction with, or adverse change in, the business relationship of the Company with any material supplier, vendor, customer or client of the Company.
     4.21. Environmental Matters. Except as set forth on Schedule 4.21, (i) The Company is in compliance in all material respects with all applicable Environmental Laws and possesses and is in compliance in all material respects with all permits, licenses, authorizations, certifications and registrations required under Environmental Law; (ii) all real property currently or formerly owned, leased or operated by the Company, or any its predecessors, are free of any Hazardous Substances constituting a material violation of, or likely to give rise to material liability under Environmental Laws; (iii) there have been no releases of Hazardous Substances at, under, about or migrating to or from, any real property currently or formerly owned, leased or operated by the Company, or any its predecessors, requiring investigation, remediation or other response action pursuant to Environmental Law; (iv) the Company is not the subject of any pending, or to the Knowledge of the Company, threatened, claims, notices, actions, suits, hearings, investigations, inquiries, or proceedings alleging a violation of, or liability under, Environmental Law; (v) to the Knowledge of the Company, there are no past or present conditions, events, facts or circumstances that may interfere with or prevent continued compliance by the Company with Environmental Laws or that may cause the Company to incur liability or other obligations under any Environmental Laws; and (vi) the Shareholders have delivered to Buyer true and complete copies and results of any written reports, studies, analyses, tests, or monitoring possessed by the Shareholders or the Company pertaining to any releases of Hazardous Substances at, under, about or migrating to or from, any real property currently or formerly owned, leased or operated by the Company, or any of its predecessors, or concerning compliance by the Company with Environmental Laws.
     4.22. Power of Attorney. None of the Shareholders or the Company has given any irrevocable power of attorney (other than such powers of attorney given in the ordinary course of business with respect to routine matters or as may be necessary or desirable in connection with the transactions contemplated hereby) to any Person for any purpose whatsoever with respect to the Company.
     4.23. Product Warranty and Product Liability. There is no notice, demand, claim, action, suit, inquiry, hearing, proceeding, notice of violation or investigation from, by or before any Governmental Entity relating to any product, including the packaging and advertising related thereto, designed, formulated, manufactured, processed, sold, distributed or placed in the stream of commerce by the Company (a “Product”), or claim or lawsuit involving a Product which is, to the Knowledge of the Company, pending or threatened in writing, by any Person which is reasonably likely to result in any material liability to the Company. There has not been, nor is there under consideration by the Company, any Product recall or post-sale warning conducted by or on behalf of the Company concerning any Product. To the Knowledge of the Company, all Products, comply in all material respects with applicable specifications, government safety standards and Laws, and are substantially free from contamination, deficiencies or defects.
     4.24. Purchase and Sale Agreements. No claims for indemnification under any prior purchase and sale agreements to which the Company is a party, have been made by or against the Company in the last five (5) years, or are pending or threatened by the Company and, no claims for indemnification have been made in the last five (5) years, or to the Knowledge of the Company are pending or threatened, by any counterparties thereto.
     4.25. Escheat Property. The Company has no Liabilities under any applicable Laws pertaining to abandoned property, escheat or other similar Laws with respect to return of fees, outstanding payables, unclaimed checks or other similar matters.
ARTICLE V
Representations and Warranties of Buyer
     Buyer represents and warrants to the Shareholders, as follows:
     5.1. Organization. Buyer is a corporation duly organized, validly existing, and in good standing under the Laws of the State of Delaware.
     5.2. Authorization of Transaction. (a) Buyer has full power and authority to execute and deliver this Agreement and each Ancillary Document to which it is a party and to perform its obligations hereunder and thereunder, and the execution, delivery and performance by Buyer of this Agreement and the Ancillary Documents to which it is a party have been duly authorized by all necessary corporate action on the part of Buyer.
     (b) This Agreement and each Ancillary Document to which Buyer is a party constitute, or upon execution will constitute, a valid and legally binding obligation of Buyer enforceable against it in accordance with their respective terms, except as limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or similar Laws affecting the enforcement of creditors’ rights.
     5.3. No Conflicts. With the exception of any filing required under the HSR Act, if any, the execution and delivery of this Agreement and the Ancillary Documents to which Buyer is a party and the consummation of the transactions contemplated hereby and thereby do not require Buyer to give any notice to, make any filing with, or obtain any authorization, consent, or approval of, any Person other than such notices, filings, authorization, consents and approvals the failure of which to be given, made or obtained would not, individually or in the aggregate, have a material adverse effect on the ability of Buyer to consummate the transactions contemplated hereby (it being understood that in making the foregoing representation and warranty, Buyer is relying on the accuracy of the representations and warranties of the Shareholders contained in Sections 3.2 and 4.6).
     5.4. Financing. At the Closing Buyer will have cash in an amount sufficient to consummate the transactions contemplated by this Agreement.
ARTICLE VI
Covenants
     6.1. Reasonable Efforts; Notification. (a) If the Estimated Purchase Price delivered to Buyer in accordance with Section 2.3(a) is greater than $57,000,000 (which Estimated Purchase Price shall be reasonably agreed to by Buyer), then as soon as practicable, and in any event no later than five (5) Business Days after receipt of such calculation by Buyer, each of the Parties hereto shall file any Notification and Report Forms and related material required to be filed by it with the Federal Trade Commission and the Antitrust Division of the United States Department of Justice under the HSR Act with respect to transactions contemplated hereby and shall promptly make any further filings pursuant thereto that may be necessary, proper or advisable. If a filing is required pursuant to this Section 6.1(a), the Closing will not occur hereunder until the expiration or termination of all applicable waiting periods (and any extensions thereof) under the HSR Act and the Termination Date shall be extended for up to sixty (60) days to enable the Parties to comply with the requirements of the HSR Act.
     (b) Each Party shall furnish to the other Parties all information required or reasonably necessary for any application or other filing to be made pursuant to any applicable Law in connection with the transactions contemplated by this Agreement. Each Party shall promptly inform the other Party of any communication with any Governmental Entity regarding any such filings. Each of the Parties shall use reasonable efforts to resolve such objections, if any, as may be asserted by any Governmental Entity with respect to the transactions contemplated by this Agreement under any applicable Laws. Notwithstanding the foregoing, nothing in this Agreement shall be deemed to require Buyer or any of its Affiliates to enter into any agreement with any Governmental Entity or to consent to any Order requiring Buyer or any of its Affiliates to hold separate or divest, or to restrict the dominion or control of, any of its assets or businesses or any of the stock, assets or business of Buyer, the Company or any of Buyer’s Affiliates.
     (c) Each of the Parties shall use reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement and the Ancillary Documents, including (i) the giving of all other notices to, the making of all other filings with, and the obtaining of all other authorizations, consents and approvals from, Governmental Entities and other Persons, (ii) the obtaining of any third party consents, Debt pay-off letters, lease amendments and other agreements and documents required to satisfy the conditions set forth in Article VII of this Agreement, and (iii) the execution and delivery of any additional documents that may be necessary or desirable to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement and the Ancillary Documents.
     (d) The Company and the Shareholders shall keep Buyer informed, on a current basis, of any events, discussions, notices or changes with respect to any criminal or regulatory investigation or action involving the Company or any of the Shareholders (to the extent relating to the Company), so that Buyer and its Affiliates will have the opportunity to take appropriate steps to avoid or mitigate any regulatory consequences to them that might arise from such investigation or action.
     6.2. Conduct of the Business. During the period from the date of this Agreement to the Closing, the Company shall and the Shareholders shall cause the Company to (a) conduct its operations in the ordinary course and in a manner consistent with prior practice; (b) use reasonable efforts to maintain and preserve its business organization and to retain the services of their officers and key employees and maintain relationships with customers, clients and other third parties to the end that their goodwill and ongoing business shall not be impaired; (c) maintain its assets in good working order; and (d) comply in all material respects with all applicable Laws. Without limiting the generality of the foregoing, during the period from the date of this Agreement to the Closing, the Company shall not and the Shareholders shall cause the Company to not, except as otherwise expressly contemplated by this Agreement or as set forth in Schedule 6.2, without the prior written consent of Buyer:
     (i) do or effect any of the following actions with respect to securities of the Company: (A) adjust, split, combine or reclassify its capital stock, (B) grant (whether or not for consideration) any Person any option or other right to acquire any shares of capital stock or other securities of the Company, (C) issue (whether or not for consideration) any shares of capital stock or other securities, or (D) enter into any Company Contract with respect to the sale, voting, registration or repurchase of the capital stock of the Company;
     (ii) other than with respect to the distribution of the Excluded Assets as provided in Section 6.11, declare or pay any non-cash dividend or make any non-cash distribution in respect of, or repurchase or redeem, any shares of capital stock, except that the Company shall be permitted to make cash distributions to Shareholders and key employees of the Company, at any time prior to the close of business on the day preceding the Closing Date so long as any such distributions are reflected in the Purchase Price;

     (iii) directly or indirectly sell, transfer, pledge, otherwise create any Encumbrance on or otherwise dispose of any of the assets of the Company, except for sale of products and services in the ordinary course of business, and the distribution of the Excluded Assets as provided in Section 6.11;
     (iv) amend its certificate of incorporation or bylaws;
     (v) merge or consolidate with any other Person;
     (vi) acquire assets (other than purchases of supplies in the ordinary course of business in a manner consistent with past practice) or capital stock or other securities of any other Person;
     (vii) incur, create, assume or otherwise become liable for any Debt or assume, guarantee, endorse or otherwise, as an accommodation, become responsible or liable for the obligations of any other Person other than in the ordinary course of business, except that the Company may incur Debt required for payments to be made to certain key employees of the Company set forth on Schedule 6.2(vii), so long as all such Debt and payments are reflected in the Purchase Price;
     (viii) enter into or modify any employment, severance, stay-pay, termination or similar Company Contracts with, or grant any bonuses, salary increases, severance or termination pay to, any Employee, or otherwise increase the compensation or benefits provided to any Employee, except as may be required by applicable Law;
     (ix) enter into or adopt any new employee benefit plan, program or other similar Company Contract or amend any Benefit Plan except as may be required by applicable Law;
     (x) make or change any election, change an annual accounting period, adopt or change any accounting method, file any Tax Return including any amended Tax Return, enter into any closing agreement, settle any Tax claim or assessment relating to the Company, surrender any right to claim a refund of Taxes, consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment relating to the Company, or take any other similar action relating to the filing of any Tax Return or the payment of any Tax, if such election, adoption, change, amendment, agreement, settlement, surrender, consent or other action would have the effect of increasing the Tax liability of the Company for any period ending after the Closing Date or decreasing any Tax attribute of the Company existing on the Closing Date;
     (xi) amend or terminate, or waive, release or assign any rights or claims with respect to, any Company Contract or Permit other than in the ordinary course of business consistent with past practices which, individually or in the aggregate, has not had or would not reasonably be expected to have a Material Adverse Effect;

     (xii) enter into any confidentiality, standstill or non-compete Company Contracts under which the Company is the obligor, or modify or waive any of their rights under any existing confidentiality, standstill or non-compete Company Contract under which the Company is the beneficiary;
     (xiii) incur or commit to any capital expenditures, except for the purchase of assets as set forth on Schedule 6.2(xiii);
     (xiv) accelerate collection of accounts receivable, delay payment of accounts payable, or change cash balances of the Company from the collection, payment, and cash management policies of the Company in the ordinary course of business consistent with past practices;
     (xv) enter into, amend, terminate or waive any provision of any Contract with any Related Party or enter into any new transaction with any Related Party;
     (xvi) take any action that would result in any of the representations and warranties set forth in Article IV becoming false or inaccurate in any material respect, except as may be required by applicable Laws;
     (xvii) enter into or amend in any respect any labor or collective bargaining agreement or, through negotiation or otherwise, make any commitment to incur any liability to any labor organization;
     (xviii) enter into, terminate, renew, modify or amend any Contract, other than in the ordinary course of business, and in each case involving amounts in excess of $25,000; or
     (xix) agree to take any of the foregoing actions.
     6.3. Access. During the period from the date hereof to the Closing, the Shareholders shall cause the Company to (i) permit Buyer and its representatives and financing sources of Buyer to have full access at all reasonable times to the Company’s premises, books, records, Company Contracts, documents, division, store and branch managers and cause the Company’s independent accountants to give Buyer reasonable access to its accountants’ work papers, including without limitation reasonable access to enable Buyer to perform environmental site assessments at such places of business of the Company as Buyer requests, (ii) furnish to Buyer and its representatives and financing sources such financial and operating data and other information as such Persons may reasonably request, (iii) instruct its employees, directors, counsel and financial advisors to cooperate with Buyer in its investigation of the business of the Company and (iv) cooperate to provide reasonable access to customers and suppliers, provided, that with respect to access to customers only, such access must be (x) approved by Michael J. Cetro or a division manager of the Company and (y) in instances of direct communication or contact, Michael J. Cetro or a division manager of the Company must be present electronically or in person. No investigation pursuant to this Section 6.3 shall affect any representation or warranty in this Agreement of any Party or any condition to the obligations of the Parties. All information provided pursuant to this Section 6.3 shall be subject to the Confidentiality

Agreement, dated January 19, 2007, between the Company and McJunkin Corporation.
     6.4. Notification of Certain Matters. During the period from the date hereof to the Closing, the Shareholders shall give prompt notice to Buyer, and Buyer shall give prompt notice to the Representative, of (i) the occurrence or nonoccurrence of any event which would cause any representation or warranty by the Company or the Shareholders, or by Buyer, as applicable, contained in this Agreement to be untrue or inaccurate in any material respect at or prior to the Closing Date, and (ii) any material failure by the Company or any of the Shareholders, or by Buyer, as applicable, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by them hereunder; provided, however, that the delivery of any notice pursuant to this Section 6.4 shall not limit or otherwise affect the remedies available hereunder to the Party to which such notice is given.
     6.5. Certain Shareholder Restrictions. From the date of this Agreement to the Closing Date, each of the Shareholders agrees it shall not (a) sell, transfer, encumber, assign or otherwise dispose of, or enter into any Contract with respect to the sale, transfer, encumbrance, assignment or other disposition of, any of the Company Stock, or (b) take any action, or omit to take any action, which would have the effect of preventing or disabling such Shareholder from delivering such Shareholder’s Company Stock to Buyer at the Closing free and clear of any Encumbrances or otherwise performing such Shareholder’s obligations under this Agreement.
     6.6. Shareholder Non-Compete and other Agreements. At or prior to the Closing, the Company and each Person listed on Schedule 6.6 shall enter into a Non-Compete and Non-Solicitation Agreement in the form attached hereto as Exhibit C (each, a “Non-Compete Agreement”).
     6.7. Shareholders’ Post-Closing Confidentiality Obligation. Each Shareholder acknowledges that (i) during the course of its affiliation with the Company, it has produced and had access to Confidential Information, and (ii) the unauthorized use or disclosure of any Confidential Information at any time would constitute unfair competition with Buyer and would deprive Buyer of the benefits of this Agreement and the transactions contemplated by this Agreement. Each Shareholder agrees that it will hold in confidence the Confidential Information and will not, directly or indirectly, disclose, publish, or otherwise make available any of the Confidential Information to the public or to any Person or use any of the Confidential Information for its own benefit or for the benefit of any other Person, other than Buyer and its Affiliates; provided, however, that such Shareholder may disclose Confidential Information if, but only to the extent, required to do so by Law; provided, however, that in such case, such Shareholder shall provide Buyer with prior written notice thereof so that Buyer may seek an appropriate protective order or other appropriate remedy, and such Shareholder shall cooperate with the Company in connection therewith; and provided, further, that, in the event that a protective order or other remedy is not obtained, such Shareholder shall furnish only that portion of such information which, in the opinion of its counsel, such Shareholder is legally compelled to disclose and shall exercise commercially reasonable efforts to obtain reliable assurance that confidential treatment will be accorded any such information so disclosed. Each Shareholder acknowledges that, Buyer shall, without prejudice to any rights to judicial relief it may otherwise have, shall be entitled to seek equitable relief, including injunctive relief, in the event of any breach of this Section 6.7 and that such Shareholder will not resist such application for relief on the basis that Buyer has an adequate remedy at law.
     6.8. Release of Claims by Shareholders. Effective upon the Closing, each of the Shareholders, on such Shareholder’s own behalf and on behalf of such Shareholder’s heirs, executors, administrators, legal representatives, successors and assigns, hereby irrevocably releases, acquits, and forever discharges the Company and each of its present or former officers, directors, agents, employees, employee benefit plans (and the fiduciaries thereof) and other Affiliates, in each case, in their capacity as such, and the successors and assigns of any of the foregoing (each, a “Released Party”), from any and all claims, actions, causes of action, suits, rights, debts, agreements, damages, injuries, losses, costs, expenses, (including legal fees) and demands whatsoever and all consequences thereof, of every nature or description, whether known or unknown, suspected or unsuspected, foreseen or unforeseen, actual or potential, whether existing as of the Closing or arising thereafter, that any of the Shareholders ever had, now has or may in the future have against any of the Released Parties, in law or in equity, as a result of any act, transaction, agreement, event or omission, occurring or committed from the beginning of time to the Closing (the “Released Claims”). Notwithstanding the foregoing, the following shall not constitute a Released Claim: (y) any obligation by Buyer or the Company to be performed after the Closing pursuant to this Agreement or any of the Ancillary Documents; and (z) any amounts owing under any Benefit Plan disclosed on Schedule 4.17(a)(i).
     6.9. Taxes. (a) Buyer shall prepare or cause to be prepared and timely file or cause to be timely filed all Tax Returns for the Company for any Tax period that ends on or before the Closing Date (a “Pre-Closing Period”) that are due (taking into account extensions) after the Closing Date. All such Pre-Closing Period Tax Returns shall be prepared on a basis consistent with the past practices of the Company, unless otherwise required by Law (as reasonably determined by Buyer). The Shareholders shall be jointly and severally responsible for the timely payment of all Taxes due on such Pre-Closing Period Tax Returns, except to the extent that the liability for such Taxes is reflected in the Final Statement of Purchase Price. Buyer shall provide the Representative copies of all Pre-Closing Period Tax Returns at least 15 days before filing for the Representative’s review and comment. The Representative shall have ten days to comment on each such Tax Return described in this Section 6.9(a). If the Representative delivers written comments to Buyer within the applicable ten-day period, Buyer shall consider such written comments in good faith, and Buyer and the Representative shall negotiate in good faith in order to resolve any material disputes with respect to such Tax Return.
     (b) Buyer shall prepare or cause to be prepared and timely file or cause to be timely filed any Tax Returns of the Company for taxable periods beginning on or before and ending after the Closing (a “Straddle Period”). All such Straddle Period Tax Returns shall be prepared on a basis consistent with the past practices of the Company, unless otherwise required by Law (as reasonably determined by Buyer). The Shareholders shall be jointly and severally responsible for the timely payment of the Taxes attributable to the portion of the Straddle Period ending on the Closing Date, determined under the principles of Section 6.9(c), except to the extent that the liability for such Taxes is reflected in the Final Statement of Purchase Price. Buyer shall provide the Representative with copies of the portions of such Tax Returns that relate to the portion of the Straddle Period ending on the Closing Date at least 15 days before filing for the Representative’s review and comment. The Representative shall have ten days to comment on each such portion of such Tax Return described in this Section 6.9(b). If the

Representative delivers written comments to Buyer within the applicable ten-day period, Buyer shall consider such written comments in good faith, and Buyer and the Representative shall negotiate in good faith in order to resolve any material disputes with respect to such Tax Return.
     (c) For purposes of determining the liability of the Shareholders for Taxes with respect to a Straddle Period under Section 6.9(b) and Section 6.9(g), the following rules of apportionment shall apply: (i) real and personal property Taxes for the taxable period that includes the Closing Date shall be prorated between the Shareholders and Buyer, with such Taxes being borne by the Shareholders based on the ratio of the number of days in the relevant period prior to and including the Closing Date to the total number of days in the actual taxable period with respect to which such Taxes are assessed, and being borne by Buyer based on the ratio of the number of days in the relevant period after the Closing Date to the total number of days in the actual taxable period with respect to which such Taxes are assessed, irrespective of when such Taxes are due, become a lien or are assessed; (ii) sales and use Tax shall be deemed to accrue as property is purchased, sold, used, or transferred; and (iii) all other Taxes shall accrue in accordance with GAAP, except for income Tax or Tax measured by receipts, which shall accrue by way of a closing of books, as though the relevant taxable period had ended on the Closing Date.
     (d) Buyer and the Representative agree, upon request, to use their reasonable efforts to obtain any certificate or other document from any Governmental Entity or any other person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including, but not limited to with respect to the transactions contemplated by this Agreement).
     (e) The Parties shall reasonably cooperate with each other in a timely manner in the preparation and filing of any Tax Returns, the payment of any Taxes in accordance with this Agreement, and the conduct of any Tax audit or other Tax proceeding. Each Party shall execute and deliver such powers of attorney and make available such other documents as are reasonably necessary to carry out the intent of this Section 6.9.
     (f) The Company shall retain copies of all reports, returns or records relating to Pre-Closing Periods and Straddle Periods (including, without limitation, supporting schedules and data). At the request and the expense of the Representative, the Company shall deliver to the Representative a copy of any and all such reports, returns or records. No such reports, returns or records shall be destroyed without first advising the Representative, identifying such reports, returns or records and giving the Representative, at least 30 days’ notice to obtain possession thereof.
     (g) Each Significant Shareholder shall jointly and severally indemnify and each Non-Significant Shareholder shall severally but not jointly indemnify, defend and hold harmless the Buyer Indemnitees from and against any Losses attributable to (i) all liabilities for Taxes (including for the non-payment thereof) of the Company for all Tax periods ending on or before the Closing Date and the portion of the Straddle Period attributable to the Shareholders under the principles of Section 6.9(c) above, except to the extent that the liability for such Taxes is reflected in the Final Statement of Purchase Price, (ii) all Taxes arising from, attributable to, or related to the Excluded Assets and the Company’s distribution thereof, except to the extent that the liability for such Taxes is reflected in the Final Statement of Purchase Price, (iii) all Taxes of

any member of an affiliated, consolidated, combined or unitary group of which the Company (or any predecessor of the Company) is or was a member on or prior to the Closing Date, including pursuant to Treasury Regulation Section 1.1502-6 or any analogous or similar state, local, or foreign law or regulation, and (iv) any and all liabilities for Taxes of any Person imposed on the Company as a transferee or successor, by Contract or pursuant to any Law, which relates to an event or transaction occurring before the Closing. The Shareholders shall pay Buyer for any amounts which are the responsibility of the Shareholders pursuant to this Section 6.9(g) by the later of (i) five days prior to payment of such amount by Buyer or the Company, and (ii) within five days after Buyer makes written demand upon the Representative.
     (h) Buyer, on the one hand, and the Representative, on the other hand, shall (i) use reasonable efforts to keep the other advised as to the status of Tax audits or other Litigation involving any Tax relating to a Pre-Closing Period that could give rise to a liability of the Shareholders to Buyer under this Agreement (a “Tax Liability Issue”), (ii) promptly furnish to the other copies of any inquiries or requests for information from any Tax authority concerning any Tax Liability Issue, (iii) timely notify the other regarding any proposed written communication to any such Tax authority with respect to such Tax Liability Issue, (iv) promptly furnish to the other upon receipt copies of any information or document requests, notices of proposed adjustment, revenue agent’s reports or similar reports or notices of deficiencies together with all relevant documents and Tax Returns related to the foregoing documents, notices or reports, relating to any Tax Liability Issue, (v) give the other and its or their accountants and counsel the reasonable opportunity to review and comment in advance on all written submissions, filings and any other information relevant to any Tax Liability Issue, and (vi) consider in good faith any suggestions made by the other and its or their accountants and counsel to submit documentation or attend those portions of any meetings and proceedings that relate to such proposed adjustment; provided, however, that the failure of one party to so notify the other party of any such audit or Tax controversy shall not affect the other party’s obligations under this Agreement. Notwithstanding the foregoing, the parties may make appropriate redactions in the submissions, filings and any other information provided to the other to preserve the confidentiality of such information as to issues that are not Tax Liability Issues.
     (i) Subject to Section 6.9(h), Buyer shall have full responsibility for and discretion in handling, in good faith, any Tax controversy relating to a Pre-Closing Period or Straddle Period, including, without limitation, an audit, a protest to the appeals division of the Internal Revenue Service, and any Litigation in United States Tax Court or any other court of competent jurisdiction involving the Company (a “Pre-Closing Proceeding”), provided, in the case of a Pre-Closing Proceeding relating solely to a Pre-Closing Period, the Representative may elect to assume the defense of such Pre-Closing Proceeding by giving Buyer written notice of such election within five Business Days of the Representatives’ receipt of notice of such claim. If the Representative assumes the defense of such Pre-Closing Proceeding relating solely to a Pre-Closing Period, the Representative shall do so at the Shareholders’ sole cost and expense, through legal counsel reasonably acceptable to Buyer, and Buyer shall nonetheless have the right to participate in the defense or settlement of such Pre-Closing Proceeding, at its sole cost and expense, through its own legal counsel. In the event that the Representative assumes the defense or prosecution of a Pre-Closing Proceeding, Representative shall not settle or compromise a claim or consent to the entry of any judgment without the prior written consent of Buyer, which consent shall not be unreasonably withheld or delayed.

     (j) Any Tax refunds that are received by Buyer or the Company, and any amounts credited against Taxes to which Buyer or the Company become entitled, that relate to a Pre-Closing Period and were not reflected in the calculation of the Final Statement of Purchase Price (excluding, for these purposes, any Tax refund to the extent such refund results from a carry back of a net operating loss, credit or similar item arising in a taxable period (or portion thereof) beginning after the Closing Date) shall be for the account of the Shareholders, and Buyer shall pay over to the Shareholders any such refund or the amount of any such credit, in each case, net of any Tax or other cost to the Company resulting from the receipt of such refund or application of such credit, within ten days after (x) the receipt of any such refund or (y) the application of such credit against a Tax, as applicable. Notwithstanding the foregoing, in the event any redetermination by any Governmental Entity reduces any refund or credit described in the first sentence of this Section 6.9(j) for which Buyer made a payment to the Shareholders under the first sentence of this Section 6.9(j), the Shareholders shall promptly pay to Buyer the amount of such reduction together with any interest due thereon.
     (k) All Tax sharing agreements or similar agreements with respect to or involving the Company shall be terminated as of the Closing Date and, after the Closing Date, the Company shall not be bound thereby or have any liability thereunder.
     6.10. Director Resignations. The Shareholders shall cause the Company to deliver to Buyer, written letters of resignation, effective on or prior to the Closing, of each of the directors and officers of the Company listed on Schedule 6.10.
     6.11. Distribution of Assets. On or prior to the Closing Date, (a) the Shareholders shall cause the Company to distribute the certain assets of the Company identified in Schedule 6.11 (the “Excluded Assets”) in the manner described in Schedule 6.11, and (b) the acquiror of the Excluded Assets shall assume all liabilities with respect to any Debt or other obligations relating to the Excluded Assets and the Company shall have received releases of all Encumbrances, securing any such Debt, in form and substance satisfactory to Buyer.
     6.12. Parachute Payments. As promptly as practicable after the execution of this Agreement and before the Closing Date, the Shareholders shall cause the Company to submit to the shareholders of the Company for approval in a manner which satisfies all applicable requirements of Section 280G(b)(5)(B) of the Code and the regulations thereunder including Q-7 of Section 1.280G-1 of such regulations, a written consent which, if approved, would cause no payment or benefit that has been, will or may be made by any Person to any individual to be characterized as an “excess parachute payment” within the meaning of Section 280G(b)(1) of the Code by reason of a “change in ownership,” “change in effective control” or “change in the ownership of a substantial portion of the assets” of the Company occurring by reason of the transactions contemplated by this Agreement.
     6.13. Severance Payments. At or prior to the Closing, the Company shall, and the Shareholders shall cause the Company to pay to John A. Selzer and Michael J. Cetro the amounts set forth in Section 6.1 of their respective employment agreements with the Company, each dated as of January 1, 2005 (the aggregate of such amounts, the “Severance Payments”), treating Mr. Selzer and Mr. Cetro for this purpose as though they terminated their employment immediately following the Closing pursuant to Section 5.4(e) of such employment agreements.

     6.14. Termination of Midway-Tristate Corporation Employees’ Savings Plan. The Company shall, and the Shareholders shall cause the Company to take all necessary and appropriate steps to terminate its Employees’ Savings Plan (401(k) Plan) immediately prior to the Closing Date and contingent upon the Closing, including adoption of a duly authorized board resolution terminating such plan as of a date immediately prior to the Closing Date and contingent upon the Closing. Buyer shall cause a tax-qualified defined contribution plan established or maintained by Buyer (the “Buyer 401(k) Plan”) to accept eligible rollover distributions (as defined in Section 402(c)(4) of the Code, including direct rollovers and loan rollovers) by employees continuing with Buyer and who become participants in the Buyer 401(k) Plan in respect of account balances distributed to them on, as of or after the Closing Date by the Company’s 401(k) Plan. The 401(k) Plan termination and any resulting distributions and rollovers, as described herein, shall comply with applicable Laws, the terms of the Company’s 401(k) Plan and Buyer 401(k) Plan and the Company and Buyer shall make all filings and take any actions required of such party by applicable Laws in connection therewith.
     6.15. Norton Arrangement. At such time as Midway Structural Pipe and Supply, Inc., a Michigan corporation, TPJ Properties, L.L.C., a Michigan limited liability company, Jack Adams and Thomas W. Norton, or any of their Related Parties or Affiliates (the “MSP Parties”) acquire any Excluded Assets, whether prior to or following the Closing, the Company will enter into a revocable license agreement and non-compete agreement (the “Norton Agreement”) with the MSP Parties, in the form attached hereto as Exhibit D. The Company shall not, and the Shareholders shall cause the Company not to directly or indirectly, transfer the Excluded Assets to any of the MSP Parties unless such MSP Parties have entered into the Norton Agreement.
     6.16. Escrow Agreement; Debt Pay-Off Letters. On or prior to the Closing, the Shareholders shall cause the Representative to execute and deliver the Escrow Agreement. Prior to the Closing, the Company shall, and the Significant Shareholders shall cause the Company to, use commercially reasonable efforts to obtain the letters contemplated by Section 7.3(i) and to deliver all notices required to obtain such letters.
     6.17. Settlement Agreement Waiver and Release. (a) On or prior to the Closing, the Shareholders shall cause the Company to use its commercially reasonable efforts to obtain an executed waiver and release substantially in the form set forth on Exhibit E hereto (a “Settlement Agreement Waiver and Release”) from each of the counterparties to the Settlement Agreement (which for the avoidance of doubt shall include, United States Small Business Administration as Receiver of Sterling/Carl Marks Capital Inc. and CMNY Capital II, LP).
     (b) If, as a result of the consummation of the transactions contemplated hereby, any amounts become payable by the Company pursuant to the Settlement Agreement, such amounts shall be paid by the Shareholders.
ARTICLE VII
Conditions to Closing
     7.1. Conditions to Each Party’s Obligations. The respective obligations of the Shareholders and Buyer to consummate the transactions contemplated by this Agreement are subject to the satisfaction or, to the extent permitted by applicable Law, the waiver at or prior to the Closing of each of the following conditions:
     (a) No Injunction; etc. No temporary restraining order, preliminary or permanent injunction or other Order by any Governmental Entity preventing the consummation of the transactions contemplated by this Agreement shall have been issued and be continuing in effect, and no provision of any applicable Law shall prohibit the consummation of the transactions contemplated by this Agreement.
     (b) Escrow Agreement. The Escrow Agreement shall have been executed and delivered by the Representative (on behalf of the Shareholders), Buyer and the Escrow Agent.
     (c) HSR Waiting Period. If the Parties are required to make a filing under the HSR Act pursuant to Section 6.1(a) hereof, all applicable waiting periods (and any extensions thereof) under the HSR Act shall have expired or otherwise been terminated.
     7.2. Conditions to the Obligations of the Shareholders. The obligations of each Shareholder to consummate the transactions contemplated by this Agreement are further subject to the satisfaction or, to the extent permitted by applicable Law, the waiver by the Representative at or prior to the Closing of each of the following conditions:
     (a) Performance of Obligations by Buyer. Buyer shall have performed in all material respects each of its agreements and covenants contained in or contemplated by this Agreement that are required to be performed by it at or prior to the Closing pursuant to the terms hereof.
     (b) Representations and Warranties. The representations and warranties of Buyer contained in Article V shall be true and correct (determined for purposes of this Section 7.2(b) without giving effect to any materiality or material adverse effect qualifiers contained therein) as of the Closing, with the same effect as though made as of the Closing (provided that any representations and warranties made as of a specified date shall be required only to continue at the Closing to be true and correct as of such specified date), except to the extent that any failures of the representations and warranties to be true and correct would not, individually or in the aggregate, have a material adverse effect on the ability of Buyer to consummate the transactions contemplated by this Agreement.
     (c) Closing Certificate. The Representative shall have received a certificate of Buyer, dated the Closing Date, to the effect that the conditions set forth in Sections 7.2(a) and (b) have been satisfied.
     7.3. Conditions to the Obligations of Buyer. The obligations of Buyer to consummate the transactions contemplated by this Agreement are further subject to the satisfaction or, to the extent permitted by applicable Law, the waiver by Buyer at or prior to the Closing of each of the following conditions:
     (a) Performance of Obligations of the Shareholders and the Company. Except for the covenants contained (i) in Section 6.13 (Severance Payments), 6.14 (Termination of Midway-Tristate Corporation Employees’ Savings Plan), 6.16 (Escrow Agreement; Debt Pay-Off Letters), and 6.17(b) (Settlement Agreement Payments) which shall have been performed in all respects by the Shareholders and the Company at or prior to the Closing and (ii) in Section 6.2(i), (ii) and (vii) (Conduct of the Business) which shall not have been breached in any respect by any Shareholder or the Company, each Shareholder and the Company shall have performed in all material respects each of their respective agreements and covenants contained in or contemplated by this Agreement that are required to be performed by them at or prior to the Closing pursuant to the terms hereof.
     (b) Representations and Warranties. (i) The representations and warranties of the Shareholders contained in Article III and of the Significant Shareholders and the Company contained in Article IV (other than those in Sections 3.1 (Ownership; Authorization of Transaction), 4.1 (Authorization of Transaction), 4.3 (Capitalization; Debt), 4.4 (Brokers’ Fees), 4.5 (Subsidiaries and Investments) and 4.14 (Related Party Transactions)) shall be true and correct (determined for purposes of this Section 7.3(b) without giving effect to any materiality or Material Adverse Effect qualifiers contained therein) as of the Closing, with the same effect as though made as of the Closing (provided that any representations and warranties made as of a specified date shall be required only to continue at the Closing to be true and correct as of such specified date), except to the extent that any failures of such representations and warranties to be true and correct, individually or in the aggregate, has not had or would not reasonably be expected to have a Material Adverse Effect, and (ii) the representations and warranties of the Shareholders contained in Article III and the representations and warranties of the Shareholders and/or the Significant Shareholders, as the case may be, and the Company contained in Sections 3.1 (Ownership; Authorization of Transaction), 4.1 (Authorization of Transaction), 4.3 (Capitalization; Debt), 4.4 (Brokers’ Fees), 4.5 (Subsidiaries and Investments) and 4.14 (Related Party Transactions) shall be true and correct in all respects as of the Closing.
     (c) Closing Certificate. Buyer shall have received a certificate from the Representative on behalf of the Shareholders, dated the Closing Date, to the effect that the conditions set forth in Sections 7.3(a), (b), (e), (f), and (h) have been satisfied.
     (d) Stock Certificates. The Shareholders shall have tendered for delivery to Buyer share certificates representing all of the Outstanding Shares free and clear of any Encumbrance, duly endorsed in blank by each Shareholder, or accompanied by appropriate stock powers, in proper form for transfer.
     (e) No Litigation. There shall not be pending or threatened any Litigation seeking to restrain or prohibit the consummation of, or otherwise challenging, any of the transactions contemplated by this Agreement.
     (f) Filings; Consents; Good Standing. (i) All filings required to be made with, and all authorizations, consents or approvals required to be obtained from, any Governmental Entity or other Person in connection with the transactions contemplated by this Agreement shall have been made or obtained, as applicable, other than those filings, authorizations, consents or approvals the failure of which to have been made or obtained, as applicable, shall not have a Material Adverse Effect, (ii) the Company shall have obtained and delivered to Buyer, in form and substance reasonably satisfactory to Buyer, all consents and approvals specified on Schedule 7.3(f), and (iii) the Company shall have delivered to Buyer a certificate of good standing of the Company issued no earlier than five (5) days prior to the Closing by the Secretary of the State of

New York.
     (g) Non-Compete Agreements. (i) The Company and each Person listed on Schedule 6.6 shall have executed and delivered a Non-Compete Agreement, and each Non-Compete Agreement shall be in full force and effect and (ii) if any of the MSP Parties has acquired any Excluded Assets on or prior to the Closing Date, the Company, and such MSP Parties who acquired the Excluded Assets, shall have executed and delivered the Norton Agreement, and the Norton Agreement shall be in full force and effect.
     (h) Material Adverse Effect. No event, development, circumstance or occurrence shall have occurred, that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect.
     (i) Pay-Off Letters. The Company shall have received pay-off letters, in a form and substance reasonably satisfactory to Buyer, from holders of all Debt of the Company together with all necessary documentation required to release any Encumbrances securing repayment of any such Debt.
     (j) Withholding Certificate. Buyer shall have received a certificate, in form and substance reasonably satisfactory to Buyer, conforming to the requirements of Treasury Regulation Sections 1.1445-2(c)(3) and 1.897-2(h).
     (k) Transactions with Affiliates. The Company and the Shareholders shall have taken all actions necessary in order to terminate (i) any Contracts or other arrangements between the Company and any Related Parties and (ii) each agreement specified on Schedule 7.3(k), and shall have provided Buyer with written evidence, reasonably satisfactory to Buyer of such termination, and the Company shall have been released of all obligations thereunder without any additional cost, obligation, liability or loss to the Company.
     (l) Concurrent Transaction. The Excluded Assets shall have been distributed in accordance with Section 6.11.
     (m) Leased Real Property. The Contract set forth on Schedule 7.3(m) shall have been amended to extend the terms thereof substantially in accordance with the terms set forth on Schedule 7.3(m) and the rent payable with respect to such Contract shall be a market amount.
     (n) Employment and Consulting Agreements. The Employment Agreement and the Consulting Agreements shall be in full force and effect.
ARTICLE VIII
Termination
     8.1. Termination. Notwithstanding anything herein to the contrary, this Agreement may be terminated and the transactions contemplated by this Agreement may be abandoned at any time prior to the Closing:
     (a) by the mutual written consent of the Representative and Buyer;

     (b) (i) by Buyer, if (x) there shall have been a breach by the Company or the Shareholders of any of their representations, warranties, covenants or agreements contained in this Agreement, which breach would result in the failure to satisfy one or more of the conditions set forth in Section 7.1 or 7.3, and (y) such breach shall be incapable of being cured or, if capable of being cured, shall not have been cured within 30 days after written notice thereof shall have been given to the Representative, or (ii) by the Representative, if (x) there shall have been a breach by Buyer of any of its representations, warranties, covenants or agreements contained in this Agreement, which breach would result in the failure to satisfy one or more of the conditions set forth in Section 7.1 or 7.2, and (y) such breach shall be incapable of being cured or, if capable of being cured, shall not have been cured within 30 days after written notice thereof shall have been given to Buyer;
     (c) Subject to Section 6.1(a), by Buyer or the Representative, if the transactions contemplated by this Agreement have not been consummated by June 30, 2007 (the “Termination Date”); provided, however, that the failure of the transactions contemplated by this Agreement to occur on or before such date is not the result of the breach of any covenants, agreements, representations or warranties hereunder of the Party (or the Shareholders or the Company in the case of the Representative) desiring to terminate this Agreement pursuant to this clause (c);
     (d) The Party desiring to terminate this Agreement pursuant to clause (b) or (c) of this Section 8.1 shall, in the case of Buyer, give written notice of such termination to the Representative, and, in the case of the Representative, give written notice of such termination to Buyer.
     8.2. Effect of Termination. If this Agreement is terminated pursuant to Section 8.1, this Agreement shall have no further force or effect; provided, that the agreements contained in the last sentence of Section 6.3 and Article X shall survive the termination hereof; and provided, further, that no such termination shall relieve any Party of liability for any breach or default under this Agreement occurring prior to such termination.
ARTICLE IX
Survival and Indemnification
     9.1. Survival. (a) Except as set forth in Section 9.1(b), the representations and warranties contained in this Agreement or in any Ancillary Document, together with the associated rights of indemnification, shall survive the Closing hereunder and continue in full force and effect until the second anniversary of the Closing and shall thereupon expire, together with the associated rights of indemnification, except to the extent that a claim for breach thereof has been asserted in writing prior to such expiration (in which event the representation or warranty and the associated rights of indemnification shall survive with respect to such claim until such claim has been resolved). Each of the covenants and agreements contained herein or in any Ancillary Document shall survive the Closing and continue in full force and effect until performed in accordance with their terms. The indemnification obligation contained in Section 9.3(a)(G) shall survive the Closing hereunder and continue in full force and effect until the earlier of (x) April 3, 2008, or (y) delivery to Buyer of a duly executed Settlement Agreement Waiver and Release from the United States Small Business Administration as Receiver of Sterling/Carl Marks Capital Inc. and from CMNY Capital II, LP, except to the extent that a claim pursuant to Section 9.3(a)(G) has been asserted in writing prior to such expiration (in which event such indemnification obligation shall survive with respect to such claim until such claim has been resolved).
     (b) The representations and warranties contained in Sections 3.1 (Ownership; Authorization of Transaction), 4.1 (Authorization of Transaction), 4.3 (Capitalization; Debt), 4.4 (Brokers’ Fees), 4.5 (Subsidiaries and Investments), 4.11 (Tax Matters), 4.14 (Related Party Transactions), 4.17(b) (ERISA Affiliates), 4.21 (Environmental Matters), 4.25 (Escheat Property) and 5.2 (Authorization of Transaction) shall survive the Closing hereunder and continue in full force and effect, together with the associated rights of indemnification, until 30 days after the expiration of any applicable statute of limitations and shall thereupon expire, together with the associated rights of indemnification, except to the extent that a claim for breach thereof has been asserted in writing prior to such expiration (in which event the representation or warranty and the associated rights of indemnification shall survive with respect to such claim until such claim has been resolved).
     9.2. Indemnification by Buyer. From and after the Closing, Buyer shall indemnify, defend and hold harmless the Shareholders, their Affiliates, and the officers, directors, employees, agents, representatives, successors and any assigns of any of the foregoing (collectively, the “Shareholder Indemnitees” ) against all claims, losses, liabilities, damages (including consequential damages and lost profits), deficiencies, interest and penalties, costs and expenses, including, without limitation, losses resulting from the defense, settlement and/or compromise of a claim and/or demand and/or assessment, reasonable attorneys’, accountants’ and expert witnesses’ fees, costs and expenses of investigation, and the costs and expenses of enforcing the indemnification provided hereunder (individually, a “Loss” and, collectively, “Losses”) incurred by any of the Shareholder Indemnitees arising out of or relating to: (A) any breach of any representation or warranty made by Buyer in this Agreement or in any Ancillary Document, or (B) any breach of any covenant, agreement or obligation of Buyer contained in this Agreement or in any Ancillary Document.
     9.3. Indemnification by Shareholders. (a) From and after the Closing, the Significant Shareholders shall, jointly and severally, indemnify, defend and hold harmless Buyer and its Affiliates, and the shareholders, members, officers, directors, partners, employees, agents, representatives, successors and assigns of any of the foregoing (collectively, the “Buyer Indemnitees”) against all Losses incurred by any of the Buyer Indemnitees and arising out of or relating to: (A) any breach of any representation or warranty made by the Company and/or the Significant Shareholders in Article IV of this Agreement or in any Ancillary Document, (B) any breach of any covenant, agreement or obligation of any of the Shareholders contained in this Agreement or in any Ancillary Document, (C) any breach by the Company of any covenant, agreement or obligation contained in this Agreement or in any Ancillary Document and required to be performed or complied with by the Company on or prior to the Closing, (D) the Excluded Assets (including without limitation the holding and distribution thereof and obligations pursuant to the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, with respect to former employees of the Company whose employment was terminated in connection with the distribution of the Excluded Assets), (E) activities, operations, conditions, facts or circumstances existing or conducted prior to the Closing that cause, contribute to or give rise to (x) violations of Environmental Laws, or (y) the presence of Hazardous Materials on, at, under, about or migrating to or from, real property currently or formerly owned, leased or operated by the Company, (F) any actual or alleged personal injury or property damage arising from the exposure to any asbestos containing materials manufactured, used, distributed, supplied, or sold by the Company, any of its affiliates, or any of its predecessors in interest on or prior to the Closing, (G) the Settlement Agreement, or (H) the Asset Purchase Agreement, dated on or about November 21, 1997, between Continental Emsco Company and Oil Field Supply Co., Inc. in respect of the purchase by Oil Field Supply Company, Inc., at the time a wholly owned subsidiary of the Company, of three (3) store locations from Continental Emsco Company. With respect to any Losses arising out of or relating to (x) clauses (A) through (H), such Buyer Indemnitees shall be entitled to be reimbursed the amount of such Losses from the Escrow Account, and (y) clause (G), such Buyer Indemnitees shall be entitled to be reimbursed the amount of such Losses from the Settlement Agreement Indemnification Escrow Account. For the purposes of clauses (A) with respect to breaches of the representation and warranties set for in Section 4.21 and (E) of this Section 9.3(a), the term “Losses” shall further include any administrative or civil penalties, natural resources damages, environmental investigation, remediation or other response costs, medical or environmental monitoring, and sampling costs.
     (b) From and after the Closing, each Shareholder shall, severally but not jointly, indemnify, defend and hold harmless the Buyer Indemnitees against all Losses incurred by any of the Buyer Indemnitees and arising out of or relating to: (A) any breach of any representation or warranty made by such Shareholder in Article III of this Agreement or in any Ancillary Document, or (B) any breach of any covenant, agreement or obligation of such Shareholder contained in this Agreement or in any Ancillary Document, and, in the case of each of (A) and (B), such Buyer Indemnitees shall be entitled to be reimbursed the amount of such Losses from the Escrow Account.
     9.4. Limitations on Rights of Indemnitees. (a) Except as set forth below, the Shareholders shall not be required to indemnify the Buyer Indemnitees with respect to any claim for indemnification resulting from or arising out of matters described in Section 9.3(a)(A) and 9.3(b)(A) unless and until the aggregate amount of all such claims by the Buyer Indemnitees for such matters exceeds $250,000 (the “Deductible”), in which event the Buyer Indemnitees shall be entitled to recover such Losses resulting from or arising out of such matters, but only to the extent that the aggregate amount of such Losses exceed the Deductible; provided, however, that the foregoing limitation shall not apply to a claim for indemnification to the extent such claim is based upon a breach of any of the representations and warranties contained in Sections 3.1 (Ownership; Authorization of Transaction), 4.1 (Authorization of Transaction), 4.3 (Capitalization; Debt), 4.4 (Brokers’ Fees), 4.5 (Subsidiaries and Investments), 4.11 (Tax Matters), 4.14 (Related Party Transactions), 4.17(b) (ERISA Affiliates), 4.21 (Environmental Matters), and 4.25 (Escheat Property) (collectively, the “Special Representations”), or fraud; and provided further, that the Shareholders’ maximum liability to the Buyer Indemnitees under Section 9.3(a)(A), 9.3(a)(E), 9.3(a)(F) and 9.3(b)(A) shall not exceed $4,125,000 in the aggregate (the “Cap”), provided, however that the Cap shall not apply to claims in respect of breaches of any of the Special Representations or fraud. Except with respect to Losses arising out of fraud, the Shareholders’ maximum liability to the Buyer Indemnitees under Section 9.3(a)(G) shall not exceed $13,125,000; provided that, except with respect to Losses arising out of fraud, the

Shareholders’ maximum liability to the Buyer Indemnitees under Section 9.3(a)(G) shall be reduced by $4,500,000 upon delivery of a duly executed Settlement Agreement Waiver and Release from either the United States Small Business Administration as Receiver of Sterling/Carl Marks Capital Inc. or from CMNY Capital II, LP, and the indemnification obligation contained in Section 9.3(a)(G) shall terminate upon delivery of a second duly executed Settlement Agreement Waiver and Release from the other counterparty to the Settlement Agreement (either the United States Small Business Administration as Receiver of Sterling/Carl Marks Capital Inc. or CMNY Capital II, LP).
     (b) Except with respect to Losses arising out of a breach of any of the Special Representations or fraud, with respect to Losses relating to any claims for indemnification resulting from or arising out of matters described in Section 9.3(a)(A), 9.3(a)(E), 9.3(a)(F) and 9.3(b)(A), the Buyer Indemnitees (x) will be entitled to recover no more than the amount of cash then available in the Escrow Account, and (y) will not be entitled to recover any such Losses from any source other than the Escrow Account.
     (c) Except as set forth below, Buyer shall not be required to indemnify the Shareholder Indemnitees with respect to any claim for indemnification resulting from or arising out of matters described in Section 9.2(A) unless and until the aggregate amount of all such claims by the Shareholder Indemnitees for such matters exceeds the Deductible, in which event the Shareholder Indemnitees shall be entitled to recover such Losses resulting from or arising out of such matters, but only to the extent that the aggregate amount of such Losses exceed the Deductible; provided, however, that the foregoing limitation shall not apply to a claim for indemnification to the extent such claim is based upon a breach of Section 5.2 (Authorization of Transaction) or fraud; and provided further, that Buyer’s maximum liability to the Shareholder Indemnitees under Section 9.2(A) shall not exceed the Cap, provided, however that the Cap shall not apply to claims in respect of breaches based upon Section 5.2 or fraud.
     (d) Buyer and the Representative agree to prepare and sign joint written instructions that direct the Escrow Agent to distribute (i) $4,500,000 from the Settlement Agreement Indemnification Escrow Account upon the delivery to Buyer of a duly executed Settlement Agreement Waiver and Release from the United States Small Business Administration as Receiver of Sterling/Carl Marks Capital Inc. and (ii) $4,500,000 from the Settlement Agreement Indemnification Escrow Account upon the delivery to Buyer of a duly executed Settlement Agreement Waiver and Release from CMNY Capital II, LP.
     9.5. Procedure. (a) If any third party shall notify any Party (the “Indemnitee”) with respect to any matter (a “Third Party Claim”) which may give rise to a claim for indemnification against any other Party (the “Indemnitor”) under this Article IX, then the Indemnitee shall promptly notify the Indemnitor thereof in writing; provided, however, that no delay on the part of the Indemnitee in notifying the Indemnitor shall relieve the Indemnitor from any obligation hereunder except to the extent the Indemnitor is materially prejudiced thereby.
     (b) The Indemnitor shall have the right, at its option, to assume the defense of any Third Party Claim with its own counsel, but only if the Indemnitor simultaneously confirms in writing that it will indemnify the Indemnitee for such Third Party Claim. If the Indemnitor elects to assume the defense of such Third Party Claim as aforesaid, then:

     (i) notwithstanding anything to the contrary contained in this Agreement, the Indemnitor shall not be required to pay or otherwise indemnify the Indemnitee against any attorneys’ fees incurred by the Indemnitee in connection with such Third Party Claim following the Indemnitor’s election to assume the defense of such Third Party Claim, unless (A) the Indemnitor fails to defend diligently the action or proceeding within 10 days after receiving notice of such failure from the Indemnitee; or (B) the Indemnitee reasonably shall have concluded (upon advice of its counsel) that there may be one or more legal defenses available to such Indemnitee or other Indemnitees that are not available to the Indemnitor; or (C) the Indemnitee reasonably shall have concluded (upon advice of its counsel) that, with respect to such Third Party Claim, the Indemnitee and the Indemnitor may have different, conflicting, or adverse legal positions or interests;
     (ii) the Indemnitee shall make available to the Indemnitor all books, records and other documents and materials that are under the direct or indirect control of the Indemnitee or any of the Indemnitee’s agents and that the Indemnitor considers necessary or desirable for the defense of such Third Party Claim;
     (iii) the Indemnitee shall otherwise cooperate as reasonably requested by the Indemnitor in the defense of such Third Party Claim;
     (iv) the Indemnitee shall not admit any liability with respect to such Third Party Claim;
     (v) the Indemnitor shall not, without the written consent of the Indemnitee, which shall not be unreasonably withheld or delayed, settle or compromise any pending or threatened Litigation in respect of which indemnification may be sought hereunder (whether or not the Indemnitee is an actual or potential party to such Litigation) or consent to the entry of any judgment (A) which does not, to the extent that the Indemnitee or any of its Affiliates may have any liability with respect to such Litigation, include as an unconditional term thereof the delivery by the claimant or plaintiff to the Indemnitee of a written release of the Indemnitee and its Affiliates from all liability in respect of such Litigation, (B) which includes any statement as to or an admission of fact, culpability or a failure to act, by or on behalf of the Indemnitee or any of its Affiliates, or (C) in any manner that involves any injunctive relief against the Indemnitee or any of its Affiliates or may materially and adversely affect the Indemnitee or any of its Affiliates; and
     (vi) if the Indemnitor elects not to assume the defense of or fails to confirm its obligation to indemnify for any such Third Party Claim, then the Indemnitee shall proceed diligently to defend such Third Party Claim with the assistance of counsel reasonably satisfactory to the Indemnitor, provided, however, that the Indemnitee shall not settle, adjust or compromise such Third Party Claim, or admit any liability with respect to such Third Party Claim, without the prior written consent of the Indemnitor, such consent not to be unreasonably withheld or delayed.
     9.6. Indemnification Payments as Purchase Price Adjustment. Any payments made by Buyer or the Shareholders under this Article IX shall be considered an adjustment to the Purchase Price.
     9.7. No Materiality. For purposes of indemnification under this Article IX, each of the representations and warranties that contain any qualifications as to materiality or Material Adverse Effect (or any correlative terms) shall be deemed to have been given as though there were no such qualifications in determining whether there has been any breach of any representations or warranties hereunder.
     9.8. No Investigation of the Company. (a) Notwithstanding anything to the contrary in this Agreement, (i) no investigation of the Company by Buyer or its representatives or advisors (or any knowledge of Buyer or its representatives or advisors) prior to or after the date hereof shall, and (ii) the delivery by Buyer of any document, waiver or other instrument or written communication hereunder shall not, diminish, obviate or cure any breach of any of the representations, warranties, covenants or agreements of the Company or the Shareholders contained in this Agreement or any Ancillary Documents.
     9.9. Non-Exclusivity. The foregoing indemnification provisions are in addition to, and not in derogation of, any statutory, equitable, or common law remedy any Indemnitee may have for breach of any representation, warranty, covenant or agreement.
ARTICLE X
Miscellaneous
     10.1. Press Releases and Public Announcements. No Party shall issue any press release or make any disclosure or public announcement relating to the subject matter of this Agreement or any of the Ancillary Documents without the prior consent of the other Parties unless required by Law.
     10.2. No Third Party Beneficiaries. This Agreement shall not confer any rights or remedies upon any Person other than the Parties, the Buyer Indemnitees, the Shareholder Indemnitees, and their respective successors and permitted assigns.
     10.3. Entire Agreement. This Agreement (including the Schedules and Exhibits hereto) and the Ancillary Documents constitute the entire agreement among the Parties and supersede any prior understandings or agreements by or among the Parties, written or oral, to the extent they related in any way to the subject matter hereof.
     10.4. Succession and Assignment. Except as otherwise provided herein, this Agreement may not, without the prior written consent of Buyer and the Representative, be assigned by Buyer or any of the Shareholders by operation of law or otherwise, and any attempted assignment shall be null and void; provided, that Buyer may, without prior written consent of the Representative, (i) assign any or all of its rights hereunder to one or more of its Affiliates, (ii)

designate one or more of its Affiliates to perform its obligations hereunder and (iii) assign its rights, but not its obligations, under this Agreement to any of its, or any of its Affiliate’s, financing sources (in any or all of which cases described in subclauses (i), (ii) or (iii), Buyer nonetheless shall remain responsible for the performance of all of its obligations hereunder). Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the Parties and their respective heirs, successors, permitted assigns and legal representatives.
     10.5. Expenses. If the transactions contemplated by this Agreement are consummated, the Shareholders, on the one hand, and Buyer, on the other hand, shall bear all costs and expenses incurred by or on behalf of such Party (and by the Company in the case of the Shareholders); provided, that any expenses borne by the Company shall be deemed to be Company Expenses. If the transactions contemplated by this Agreement are not consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby, shall be paid by the Party incurring such expense.
     10.6. Headings. The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.
     10.7. Notices. All notices, requests, demands, claims, and other communications hereunder shall be in writing, and shall be given (and shall be deemed to have been duly given upon receipt) by personal delivery, electronic facsimile transmission, overnight courier or registered or certified mail, postage prepaid, and addressed to the intended recipient as set forth below (or at such other address as shall be specified in a notice given in accordance with this Section 10.7):
If to the Shareholders:
John A. Selzer
c/o Noari Capital
One Bridge Street, Ste. 126
Irvington-on-Hudson, NY 10533
with a copy to:
Thelen, Reid, Brown, Raysman & Steiner LLP
875 Third Avenue
New York, NY 10022
Attention: Joel Handel, Esq.
Fax: (212) 603-2001
If to Buyer:
McJunkin Development Corporation
835 Hillcrest Drive
Charleston, WV 25311
Attention: H.B. Wehrle III
Fax: (304) 348-1557

with copies to:
c/o GS Capital Partners
85 Broad Street, 10th Floor
New York, NY 10004
Attention: Nathaniel M. Zilkha
Fax: (212) 357-5505
and:
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, NY 10004
Attention: Robert C. Schwenkel, Esq.
Fax: (212) 859-4000
and:
Bowles Rice McDavid Graff & Love LLP
Post Office Box 1386
Charleston, West Virginia 25325-1386
Attention: Tom Heywood, Esq.
Facsimile: (304) 343-3058
     10.8. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the state of New York without giving effect to the principles of conflicts of law.
     10.9. Amendments and Waivers. No amendment or waiver of any provision of this Agreement shall be valid unless the same shall be in writing and signed by the Representative and Buyer. No waiver by any Party of any default or any breach of any representation, warranty, covenant or agreement hereunder or under any Ancillary Document shall be deemed to extend to any prior or subsequent default or breach or affect in any way any rights arising by virtue of any such prior or subsequent occurrence.
     10.10. Severability. If any provision of this Agreement for any reason shall be held to be illegal, invalid or unenforceable, such illegality shall not affect any other provision of this Agreement, this Agreement shall be amended so as to enforce the illegal, invalid or unenforceable provision to the maximum extent permitted by applicable Law, and the parties shall cooperate in good faith to further modify this Agreement so as to preserve to the maximum extent possible the intended benefits to be received by the parties.
     10.11. Construction. The Parties intend that each representation, warranty, covenant and agreement contained herein shall have independent significance. If any Party has breached any representation, warranty, covenant or agreement contained herein in any respect, the fact that there exists another representation, warranty, covenant or agreement relating to the same subject matter (regardless of the relative levels of specificity) which the Party has not breached shall not detract from or mitigate the fact that the Party is in breach of the first representation, warranty, covenant or agreement.
     10.12. Specific Performance. The Company and each of the Shareholders acknowledge and agree that Buyer would be damaged irreparably in the event any of the provisions of this Agreement or any of the Ancillary Documents is not performed in accordance with its specific terms or otherwise is breached by the Company or any of the Shareholders. Accordingly, the Company and each of the Shareholders agree that Buyer shall be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement or of any of the Ancillary Documents and to enforce specifically this Agreement or any of the Ancillary Documents, and the terms and provisions hereof and thereof, in addition to any other rights to which Buyer may be entitled at law or in equity. Any such remedy shall be in addition to any other remedy that Buyer may have hereunder.
     10.13. Jurisdiction; Court Proceedings; Waiver of Jury Trial. Any Litigation against any Party to this Agreement arising out of or relating to this Agreement shall be brought in any federal or state court located in the State of New York in New York County and each of the parties hereby submits to the exclusive jurisdiction of such courts for the purpose of any such Litigation. A final judgment in any such Litigation shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. To the extent that service of process by mail is permitted by applicable Law, each Party irrevocably consents to the service of process in any such Litigation in such courts by the mailing of such process by registered or certified mail, postage prepaid, at its address for notices provided for herein. Each Party irrevocably agrees not to assert (a) any objection which it may ever have to the laying of venue of any such Litigation in any federal or state court located in the State of New York in New York County and (b) any claim that any such Litigation brought in any such court has been brought in an inconvenient forum. Each Party waives any right to a trial by jury, to the extent lawful, and agrees that any of them may file a copy of this paragraph with any court as written evidence of the knowing, voluntary and bargained-for agreement among the Parties irrevocably to waive its right to trial by jury in any Litigation whatsoever between them relating to this Agreement or the transactions contemplated hereby.
     10.14. Attorneys’ Fees. In the event that any action or proceeding is brought for the purpose of determining or enforcing the right of any Party or Parties hereunder, the Party or Parties prevailing in such action or proceeding shall be entitled to recover from the other Party or Parties all reasonable costs and expenses incurred by the prevailing Party or Parties, including reasonable attorneys’ fees.
     10.15. Representative. (a) By the execution and delivery of this Agreement, including counterparts hereof, each Shareholder hereby irrevocably constitutes and appoints John A. Selzer as the true and lawful agent and attorney-in-fact of such Shareholder with full powers of substitution (the “Representative”, and, if substituted, the Representative shall promptly notify Buyer of such substitution) to act in the name, place and stead of such Shareholder with respect to this Agreement, as the same may be from time to time amended, and with respect to the transfer of such Shareholder’s Company Stock to Buyer pursuant hereto and the other transactions contemplated hereby, and to do or refrain from doing all such acts and things, and to execute all such documents, as the Representative shall deem necessary or appropriate in connection with this Agreement, the Ancillary Documents or any of the transactions contemplated hereby or thereby. In the event of the death or other incapacity of the then current Representative, or resignation of the Representative, Shareholders which immediately prior to the Closing held a majority of the Company Stock, shall, by any writing executed by the appropriate number of Shareholders and the new Representative (counterparts and facsimiles of signatures acceptable) approve and appoint a new Representative by delivering a written notice to that effect, whereupon the person designated in such notice shall be the new Representative with respect to all actions taken and/or documents signed from and after actual receipt by Buyer of such notice.
     (b) Without limiting the generality of the foregoing, the Representative is hereby authorized (i) to receive any payment owing to the Shareholders pursuant to Section 2.3, (ii) to execute the Escrow Agreement on behalf of the Shareholders, and (iii) to take all actions on behalf of the Shareholders in connection with any actions taken or to be taken under Section 2.3 and Article IX of this Agreement (including accepting service of process upon the Shareholders and accepting or compromising any claim for indemnification and any claim relating to the Proposed Purchase Price Calculation). The Representative and the Shareholders hereby agree that any amounts disbursed out of the Escrow Account or the Settlement Agreement Indemnification Escrow Account to the Representative pursuant to the terms of this Agreement and/or the Escrow Agreement shall be distributed by the Representative to the Shareholders in accordance with Schedule 1. All decisions and actions of the Representative permitted hereunder shall be final, binding and conclusive on the Shareholders and may be relied upon by Buyer and its Affiliates as the decisions and actions of all of the Shareholders. The Representative shall not be liable to any of the Shareholders for any act done or omitted by him in good faith pursuant to this Agreement or any mistake of fact or Law unless caused by his own gross negligence or willful misconduct, and the Significant Shareholders shall jointly and severally and the Non-Significant Shareholders shall severally but not jointly indemnify the Representative from any Losses arising out of his serving as Representative hereunder. In taking any action or refraining from taking any action whatsoever the Representative shall be protected in relying upon any notice, paper or other document reasonably believed by him to be genuine, or upon any evidence reasonably deemed by him to be sufficient. The Representative may consult with counsel in connection with his duties and shall be fully protected in any act taken, suffered or permitted by him in good faith in accordance with the advice of counsel.
     10.16. No Presumption Against Drafting Party. Buyer, the Company and each Shareholder acknowledges that each party to this Agreement has been represented by counsel in connection with this Agreement, each of the Ancillary Documents and the transactions contemplated herein and therein. Accordingly, any rule of Law or any legal decision that would require interpretation of any claimed ambiguities in this Agreement or any of the Ancillary Documents against the drafting party has no application and is expressly waived.
     10.17. Signatures. This Agreement shall be effective upon delivery of original signature pages or .pdf or facsimile copies thereof executed by each of the Parties.
[signature pages to follow]

     IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date first above written.

McJUNKIN DEVELOPMENT CORPORATION
By:	/s/ J.F. Underhill
	Name:	J.F. Underhill
	Title:	Vice President and Chief Financial Officer

MIDWAY-TRISTATE CORPORATION
By:	/s/ Michael J. Cetro
	Name:	Michael J. Cetro
Title:

SHAREHOLDERS:
/s/ Michael J. Cetro
Michael J. Cetro

/s/ John Borer, III
John Borer, III

/s/ Jane Brady
Jane Brady

/s/ John Gleason
John Gleason

/s/ George Kowski
George Kowski

/s/ Jeffrey Manning
Jeffery Manning

/s/ Kevin P. McArdle
Kevin P. McArdle
[Signature Page to Stock Purchase Agreement]

/s/ Thomas Pinou
Thomas Pinou

/s/ John A. Selzer
John A. Selzer

MAYTHORPE HOLDINGS LIMITED
By:	/s/ Joel M. Handel
Name:	Joel M. Handel
Title:	Director

/s/ Daniel J. Feld
Daniel J. Feld

/s/ Elizabeth Doyle
Elizabeth Doyle

/s/ Will Gleason
Will Gleason

/s/ Mary Marchisio
Mary Marchisio

REPRESENTATIVE:
/s/ John A. Selzer
John A. Selzer
[Signature Page to Stock Purchase Agreement]